SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                      POST-EFFECTIVE AMENDMENT NO. 6
                                    on
                                 FORM S-2

                                    to

                    REGISTRATION STATEMENT ON FORM S-1
                     UNDER THE SECURITIES ACT OF 1933


                      THE TRAVELERS INSURANCE COMPANY
         (Exact name of registrant as specified in its charter)


                                CONNECTICUT
      (State or other jurisdiction of incorporation or organization)

            I.R.S. Employer Identification Number:  06-0555090
     One Tower Square, Hartford, Connecticut 06183 (203) 277-0111 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)


                              Ernest J. Wright
                      The Travelers Insurance Company
                             One Tower Square
                       Hartford, Connecticut  06183
                             (203) 277-4345
             (Name, Address, including Zip Code, and Telephone Number,
              including Area Code, of Agent for Service)


Approximate date of commencement of proposed sale to the public: The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.     X

If the Registrant elects to deliver its latest Annual Report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ____

                              PART I

                 INFORMATION REQUIRED IN PROSPECTUS

                   THE TRAVELERS INSURANCE COMPANY

   Cross Reference Sheet Pursuant to Regulation S-K, Item 501(b)


Item
No.    Form S-2 Caption                   Heading in Prospectus

 1.    Forepart of the Registration       Outside Front Cover Page
       Statement and Outside Front
       Cover Page of Prospectus

 2.    Inside Front and Outside Back      Inside Front Cover
       Cover Pages of Prospectus

 3.    Summary Information, Risk          Prospectus Summary; Inside Front
       Factors and Ratio of Earnings to   Cover Page
       Fixed Charges

 4.    Use of Proceeds                    Investments by the Company

 5.    Determination of Offering Price    Not Applicable

 6.    Dilution                           Not Applicable

 7.    Selling Security Holders           Not Applicable

 8.    Plan of Distribution               Distribution of Certificates
                                          (Contracts)

 9.    Description of Securities          Description of Certificates
       to be Registered                   (Contracts)

10.    Interests of Named Experts         Not Applicable
       and Counsel

11.    Information with Respect to        Outside Front Cover Page; The
       the Registrant                     Insurance Company; Incorporated by
                                          Reference to Form 10-K and Form 8-K

12.    Incorporation of Certain           Incorporation of Certain Documents by
       Information by Reference           Reference

13.    Disclosure of Commission           Not Applicable
       Position on Indemnification
       for Securities Act Liabilities


                                     PART A

                     INFORMATION REQUIRED IN A PROSPECTUS

                             T-MARK


           GROUP MODIFIED GUARANTEED ANNUITY CONTRACTS

                            ISSUED BY

                 THE TRAVELERS INSURANCE COMPANY



                           PROSPECTUS

                           May 1, 1995



        ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183 *
                    TELEPHONE: (203) 277-0111

                             T-MARK

           GROUP MODIFIED GUARANTEED ANNUITY CONTRACTS

                           PROSPECTUS



This Prospectus describes $200 million in interests of group modified guaranteed annuity contracts and certificates offered by The Travelers Insurance Company (the "Company"). These contracts and certificates are used in connection with (1) plans qualified under Section 401(a), 401(k) or 403(a) of the Internal Revenue Code (the "Code") (pension and profit-sharing plans); (2) annuity purchase plans adopted pursuant to Section 403(b) by public school systems and certain organizations tax-exempt under Section 501(c)(3) of the Code; (3) individual retirement annuities (IRAs) established by persons eligible under Section 408 of the Code; (4) contracts purchased by the United States Government, any state government or political subdivision thereof, or any agency or instrumentality (within the meaning of Section 414(d) of the Code), for use in satisfying its obligation to provide a benefit under a governmental plan; and (5) deferred compensation plans under
Section 457 of the Code. In addition, this Prospectus describes annuity contracts and Certificates offered for various non tax-benefited purposes to the general public (subject to state approval).

Participation in a contract will be separately accounted for by the issuance of a Certificate evidencing the Participant's interest under a group contract issued to an employer or a group trust.

A minimum purchase payment of at least $5,000 must accompany the application for a contract or a Statement of Participant. No additional payment of less than $5,000 is permitted under a Certificate. (See "Application and Purchase Payment," page 1.)

The Maturity Value will be guaranteed by the general assets of the Company. The Company intends generally to invest funds received in relation to Certificates in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which fixed income securities may be zero coupon securities. (See "Investments by the Company," page 7.)

THESE SECURITIES MAY BE SUBJECT TO A SUBSTANTIAL MARKET VALUE ADJUSTMENT IF NOT HELD TO THE MATURITY DATE OF A DEPOSIT WHICH COULD RESULT IN YOUR RECEIPT OF LESS THAN YOUR ORIGINAL PURCHASE PAYMENT. IN ADDITION, THESE SECURITIES MAY BE SUBJECT TO A SURRENDER CHARGE IF A SURRENDER IS MADE BEFORE A DEPOSIT HAS BEEN IN THE CERTIFICATE FOR AT LEAST FIVE YEARS. See "Market Value Adjustment," page 3, and "Surrender Charge," page 3.

UPON A SUBSEQUENT GUARANTEE PERIOD, THE GUARANTEED INTEREST RATE
WILL BE DECLARED BY THE COMPANY BASED ON VARIOUS FACTORS.  IT MAY
BE HIGHER OR LOWER THAN THE PREVIOUS GUARANTEED INTEREST RATE. See "Guarantee Periods," page 1 and "Establishment of Guaranteed
Interest Rates," page 2.

EXCEPT FOR CERTIFICATES ISSUED TO RESIDENTS OF THE STATE OF NEW
YORK, THERE IS NO MINIMUM GUARANTEED RENEWAL INTEREST RATE.

THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE COMPANY'S LATEST
ANNUAL REPORT ON FORM 10-K WHICH CONTAINS ADDITIONAL INFORMATION
ABOUT THE COMPANY.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



           THE DATE OF THIS PROSPECTUS IS MAY 1, 1995

                      AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Act") with respect to the securities offered hereby. For further information with respect to the Company and these securities, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Company's Registration Statement, each such statement being qualified in all respects by such reference. The Company does not plan to furnish subsequent annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's latest Annual Report on Form 10-K and the current reports on Form 8-K (dated January 3, 1995 and April 21, 1995) have been filed with the Commission pursuant to Section 15(d) of the Exchange Act. They are incorporated by reference into this Prospectus and the 10-K must accompany this Prospectus. The Form 10-K contains additional information about the Company, including certified financial statements for the Company's latest fiscal year.

The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in the Registration Statement of which this Prospectus forms a part other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to The Travelers Insurance Company, Annuity Services--5 SHS, One Tower Square, Hartford, Connecticut 06183-5030, telephone (800) 842-0125.

                        TABLE OF CONTENTS
GLOSSARY OF SPECIAL TERMS                                      iv
PROSPECTUS SUMMARY                                              v
THE INSURANCE COMPANY                                           1
DESCRIPTION OF THE CERTIFICATES                                 1
     General                                                    1
     Application and Purchase Payment                           1
     Right to Cancel                                            1
ACCUMULATION PERIOD                                             1
     Guarantee Periods                                          1
     Establishment of Guaranteed Interest Rates                 2
SURRENDERS                                                      3
     General                                                    3
     Surrender Charge                                           3
     Market Value Adjustment                                    3
     Waiver, Reduction or Elimination of Surrender Charge       4
     Reduction or Elimination of Surrender Charges              5
     Premium Taxes                                              5
     Death Benefit                                              5
     Payment On Surrender                                       5
ANNUITY PERIOD                                                  5
     Electing the Annuity Commencement Date and Form of
Annuity                                                         5
     Change of Annuity Commencement Date or Annuity Option      6
     Annuity Options                                            6
     Annuity Payments                                           6
     Death of Annuitant After Annuity Commencement Date         6
INVESTMENTS BY THE COMPANY                                      7
AMENDMENT OF CERTIFICATES                                       7
ASSIGNMENT OF CERTIFICATES                                      7
DISTRIBUTION OF CERTIFICATES                                    7
FEDERAL TAX CONSIDERATIONS                                      7
     General                                                    7
     Section 403(b) Plans and Arrangements                      7
     Qualified Pension and Profit-Sharing Plans                 8
     Individual Retirement Annuities                            8
     Section 457 Plans                                          8
     Non-Qualified Annuities                                    9
     The Employee Retirement Income Security Act of 1974        9
     Federal Income Tax Withholding                             9
     Tax Advice                                                10
LEGAL OPINION                                                  10
INDEPENDENT ACCOUNTANTS                                        11
APPENDIX A                                                     12

                    GLOSSARY OF SPECIAL TERMS

In this Prospectus "We," "Us," "Our," and the "Company" refer to
The Travelers Insurance Company, and "You," "Yours," and
"Participant" refer to a person who has been issued a Certificate.

In addition, as used in this Prospectus, the following terms have the indicated meanings:



ACCOUNT
An Account is the Cash Value or Cash Surrender Value credited to a Participant or to the Owner. A Participant may have more than one Individual Account.

ACCUMULATED VALUE
The value of the Deposit which is credited daily at the Guaranteed
Interest Rate.

ANNUITY COMMENCEMENT DATE
The date designated in the Certificate or otherwise by the Participant to receive benefits.

CASH SURRENDER VALUE
The Cash Value of all the Deposits credited to that Account, less the Surrender Charge and any applicable premium tax.

CASH VALUE
The Maturity Value of a Deposit on the Maturity Date or the Market Adjusted Value before the Maturity Date of that Deposit. The Cash Value of an Account on any date is the sum of the Cash Value of all the Deposits credited to the Account.

CERTIFICATE
Evidence of a participating interest under a group annuity contract as set forth in this Prospectus. Any reference in this Prospectus to Certificate includes the underlying group annuity contract.

CERTIFICATE DATE
The effective date of participation under the group annuity contract as designated in the Certificate.

CERTIFICATE YEAR
Annual periods computed from the Certificate Date.

COMPANY
The Travelers Insurance Company.

COMPANY'S HOME OFFICE
The principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.

DEPOSIT
The net premium payment or renewal amount applied to the credit of an Account at a Guaranteed Interest Rate to the Maturity Date.

GUARANTEE PERIOD
The period between the initial Premium Payment or Renewal Date and the Maturity Date during which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE
The annual effective interest rate which is the applicable interest rate contained in a schedule of rates established by the Company from time to time for various durations.

INDIVIDUAL ACCOUNT
The Cash Value or Cash Surrender Value credited to a Participant or beneficiary.

MARKET ADJUSTED VALUE
The current value of the Deposit on a date before the Maturity
Date. This value is computed using the market value adjustment formula, as described in this Prospectus.

MATURITY DATE OF A DEPOSIT
The date on which a Guarantee Period for a Deposit ends.

MATURITY VALUE
The guaranteed value of the Deposit which is the net premium payment or renewal amount plus interest credited thereon during the Guarantee Period. The Company will declare the annual effective rate of interest when the net premium is applied, as described in this Prospectus.

OWNER
The person or entity to whom the group annuity contract is issued.

OWNER'S ACCOUNT
The Cash Value credited to the Owner.

PARTICIPANT
An eligible person who participates in the Plan and on whose life a Certificate is issued.

PARTICIPANT'S INTEREST
The Cash Value or Cash Surrender Value of the Participant's
Individual Account to which the Participant is entitled under the group Certificate. The Participant's Interest will be the value of that Participant's Individual Accounts unless the owner (under the terms of the Plan, if any) instructs us otherwise.

STATEMENT OF PARTICIPANT
An application for participation under the group Modified
Guaranteed Annuity contract.

                       PROSPECTUS SUMMARY

The Travelers Insurance Company ("the Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is offering group modified guaranteed annuity contracts for non-tax-benefited and tax-benefited purchases (subject to state approvals). As described in this Prospectus, group modified guaranteed annuity contracts have a Guaranteed Interest Rate which is credited to the Deposit in the contract when the Deposit is held to its Maturity Date. Surrenders prior to the Maturity Date are subject to a Market Value Adjustment and a surrender charge (if applicable).

When a payment is made under a Statement of Participant, the Participant selects a Guarantee Period from among those then offered by the Company. During this Guarantee Period, the purchase payment earns interest at the applicable Guaranteed Interest Rate as established by the Company. Interest is credited on a daily basis and this compounding effect is reflected in the Guaranteed Interest Rate. At the end of each Guarantee Period, a subsequent Guarantee Period of seven days will begin, unless the Participant elects a different duration. The Participant must elect the length of a subsequent Guarantee Period during the 30 days before the end of the previous Guarantee Period. Failure to make an election will result in an automatic renewal of the Deposit for a period of seven days. As of the first day of each subsequent Guarantee Period, the funds will earn interest at the then applicable subsequent Guaranteed Interest Rate. (See "Guarantee Periods," page 1 and "Establishment of Guaranteed Interest Rates," page 2.)

Subject to certain restrictions, total and partial surrenders are permitted. However, these surrenders may be subject to a surrender charge and/or a Market Value Adjustment. No Market Value Adjustment will be applied to any surrender effective as of the end of a Guarantee Period. No surrender charge will be applied to any payment that has been in the Certificate for at least five years. For Deposits which have not been credited to the Certificate for at least five years, a graded surrender charge beginning at a maximum of 7% will be assessed if you surrender. The surrender charge will apply if a surrender occurs at the expiration date of the Guarantee Period for Deposits in the contract less than five years. We will waive the surrender charge in certain instances. (See "Waiver, Reduction or Elimination of Surrender Charge," page 4.) For 403(b) plan participants, partial and full surrenders may be subject to restrictions. (See "Section 403(b) Plans and Arrangements," page 7.)

We may defer payment of any surrender for a period of up to six months from the date we receive notice of surrender or the period permitted by state law, if less, but such a deferral of payment will not be for a period greater than five business days except under extraordinary circumstances. We will pay annual interest of at least 3.5% on any amounts deferred for more than thirty days during such period if we choose to exercise this deferral right. (See"Surrenders," page 3.)

A Market Value Adjustment will be applied only when the surrender occurs prior to the Maturity Date of the Deposit. The Market Adjusted Value will reflect the relationship, at the time of surrender, between the rate we are then crediting on new Deposits with the same duration as the time remaining in the Guarantee Period, and the Guaranteed Interest Rate applicable to that Deposit. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. The Market Value Adjustment may increase or decrease the value of your investment prior to the Maturity Date. It is possible that the amount you receive upon surrender would be less than your original Deposit if interest rates increase. Also, if interest rates decrease, the amount you receive upon surrender may be more than your original Deposit and accrued interest. (See "Surrenders," page 3.)

On the Annuity Commencement Date specified by the Participant, the Company will pay the designated Participant a lump sum payment or start to pay a series of payments. A series of payments may be elected under certain Annuity Options. (See "Annuity Options," page 6.)

The Certificate provides for a guaranteed death benefit. In the event of the death of the Participant prior to that Participant's Annuity Commencement Date, the Company will pay to the Owner or the Participant as provided in the Plan (if any) the death benefit in lieu of any other payment under the Certificate. The amount of the death benefit will equal (1) the greater of the Cash Value or the Accumulated Value of that Participant's Interest if death occurs before age 65, or (2) the Cash Value of that Participant's Interest if death occurs on or after age 65. (See "Death Benefit," page 5.)

                 THE INSURANCE COMPANY

The Travelers Insurance Company (the "Company") is an indirect
wholly owned subsidiary of Travelers Group Inc.   The Company is a
stock insurance company chartered in 1864 in the state of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company's principal executive office is located at One Tower Square, Hartford, Connecticut 06183, telephone number (203) 277-0111.

             DESCRIPTION OF THE CERTIFICATES

GENERAL

The group modified guaranteed annuity contracts described in this Prospectus are available for use in connection with non-tax-benefited purchases (subject to state approval). The Company is also offering the contracts in the following tax-benefited programs: (1) Section 401(a), 401(k) and 403(a) plans; (2) Section 403(b) plans; (3) IRAs; (4) governmental plans as described in
Section 414(d); and (5) deferred compensation plans described in
Section 457. All Section references are to the Internal Revenue Code (the "Code"), unless otherwise noted.

As described in this Prospectus, the contracts have a Guaranteed Interest Rate which is credited to a Deposit in the contract when the Deposit is held to its Maturity Date. Surrenders prior to the Deposit's Maturity Date are subject to a Market Value Adjustment and a surrender charge (if applicable).

These contracts may not be available in all states.

APPLICATION AND PURCHASE PAYMENT

A Certificate, as described in this Prospectus, evidences an interest in a group annuity contract. To apply for a Certificate, an individual must complete a Statement of Participant and make a minimum purchase payment of $5,000. Additional purchase payments of at least $5,000 may be made under a Certificate. Payments under a Certificate may not exceed $1,000,000 in any one year without our prior approval.

In the event that your application is not properly completed, we will attempt to contact you by telephone. We will return an improperly completed application, along with the corresponding purchase payment, ten days after we receive it if the application has not been properly completed by that time.

The Maturity Value is guaranteed by our general assets. A payment is credited to an Account which the Company establishes on the date we receive a properly completed Statement of Participant along with the purchase payment. The Company then issues a Certificate and confirms the purchase payment in writing. Additional payments are credited and confirmed in the same manner. Interest is earned the next day.

RIGHT TO CANCEL

State law may afford a right to cancel a Certificate for a certain period of time after receipt of the Certificate and allow a refund of the entire purchase payment. For revocation to be effective, a written notice of cancellation must be mailed or delivered to the Company's Home Office.

                    ACCUMULATION PERIOD

GUARANTEE PERIODS

The Participant or Owner (as stated in the Plan, if any) selects the duration of the Guarantee Period from among those durations we offer. As of the date of this Prospectus, we are offering Guarantee Periods with durations ranging from seven days to ten years; however, the Guarantee Periods we offer in the future could be different. The duration selected will determine the Guaranteed Interest Rate, and the Deposit (less surrenders made and less applicable premium taxes, if any) will earn interest at this Guaranteed Interest Rate during the entire Guarantee Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.

The following is an illustration of how we will credit interest during the Guarantee Period. For the purpose of this example, we have made the assumptions as indicated.

                    Example of Guaranteed Interest Rate Accumulation
                    ------------------------------------------------


Beginning Account Value:   $50,000

Guarantee Period:          5 Years

Guaranteed Interest Rate:  5% Annual Effective Rate


                 Interest Credited
                  to the Account
                    During the        Cumulative Interest       Accumulated
    Year         Guarantee Period   Credited to the Account        Value
    ------       -----------------  -----------------------     -----------
   6 months      $  1,234.75           $  1,234.75           $  51,234.75
       1            2,500.00              2,500.00              52,500.00
       2            2,625.00              5,125.00              55,125.00
       3            2,756.25              7,881.25              57,881.25
       4            2,894.06             10,775.31              60,775.31
       5            3,038.77             13,814.08              63,814.08


Guaranteed Value of the Deposit at the end of five years is:  $50,000.00 + $13,814.08 = $63,814.08

NOTE: EXAMPLE ASSUMES NO SURRENDERS OF ANY AMOUNT DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT APPLIES AND A SURRENDER CHARGE MAY APPLY TO ANY INTERIM SURRENDER. (SEE "SURRENDERS," PAGE 3.) THE HYPOTHETICAL INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE INTEREST RATES TO BE DECLARED UNDER THE CERTIFICATE. ACTUAL INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

At the end of any Guarantee Period, a subsequent Guarantee Period will begin. We will notify you in writing about a subsequent Guarantee Period before Maturity. This written notification will not specify the interest rate for renewal Deposits. You or the Participant (as provided in the Plan, if any) must elect, during the 30-day period before the end of the previous Guarantee Period, a Guarantee Period of a different duration from among those we offer at that time. The election may be made by notifying us in writing or by calling 1-800-TRANSFR (outside Connecticut) or 1-800-233-3591 (in Connecticut). If no election is made, we will automatically renew the Deposit for a period of seven days. In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect for that Certificate. For example, if the Participant is age 62 at the expiration of a Guarantee Period and the Annuity Commencement Date for the Participant is age 65, a three-year Guarantee Period is the maximum Guarantee Period that may be selected under that Certificate. The Deposit will then earn interest at a Guaranteed Interest Rate which we have declared for such duration. Interest rates may fluctuate daily.

At the beginning of any subsequent Guarantee Period for a Deposit, the value of the Deposit will be the Maturity Value of that Deposit at the end of the Guarantee Period just ending. This amount (less surrenders made since the beginning of the subsequent Guarantee Period) will earn interest in the subsequent Guarantee Period at the then applicable Guaranteed Interest Rate, which may be higher or lower than the previous Guaranteed Interest Rate.

At your written request, we will notify you of the subsequent
Guaranteed Interest Rate. You may also call us at 1-800-842-0125 to inquire about subsequent Guaranteed Interest Rates.

ESTABLISHMENT OF GUARANTEED INTEREST RATES

The Guaranteed Interest Rate for a chosen Guarantee Period will be known at the time a Deposit is received or renewed, and we will send a confirmation which will show the amount and the applicable Guaranteed Interest Rate. There is no minimum Guaranteed Interest Rate for renewal Deposits. (Certificates issued to residents of the state of New York provide for a minimum renewal interest rate of 3% per annum.) The rate on renewal Deposits will be equal to or greater than the rate credited on new Deposits at that time.

Prior to the Annuity Commencement Date, we currently send a quarterly statement showing a summary of the Account within 30 days after the end of each calendar quarter. We reserve the right to send statements less frequently but not less than once in each calendar year.

The Company has no specific formula for determining the rate of interest that it will declare as Guaranteed Interest Rates in the future. The Guaranteed Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company," page 7.) In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO THE GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.

                                SURRENDERS

GENERAL

Subject to certain tax law and retirement plan restrictions (see "Federal Tax Considerations," page 7), full and partial surrenders may be made under a Certificate at any time. For Participants in
Section 403(b) tax deferred annuity plans, a cash surrender may not be made from certain salary reduction amounts prior to age 59 1/2, separation from service, death, disability or hardship. (See "Section 403(b) Plans and Arrangements," page 7.)

In the case of all surrenders, the Cash Value will be reduced by the amount surrendered on the surrender date and that amount will be payable to the Participant (or the Owner as provided in the Plan, if any). When a surrender is made, the Deposit and the Maturity Value of that Deposit will be reduced in the same proportion as the ratio of the gross amount surrendered to the Cash Value. Upon request the Company will inform you of the amount payable under a full or partial surrender. Any full or partial surrender may be subject to tax. (See "Federal Tax Considerations," page 7.)

SURRENDER CHARGE

No deduction for a sales charge is made from the purchase payment when received. However, a surrender charge may be assessed on surrenders made before the Deposit has been under the Certificate for five years. The surrender charge is computed as a percentage of the amount surrendered, which includes the Deposit and the earnings credited thereon subject to a Market Value Adjustment and increases in dollar amount as the value of the deposit increases. The following chart indicates the percentage charge applied:

            Years Since Deposit          Charge as Percentage
                was Made                of Gross Surrender Value

                   1                              7%
                   2                              6%
                   3                              5%
                   4                              4%
                   5                              3%
              Thereafter                          0%


No surrender charge will be made for surrenders of a Deposit which has been in the Certificate for at least five years.

The surrender charges listed above will apply to full or partial surrenders, irrespective of the length of the Guarantee Period selected. For example, assume a Guarantee Period of four years. Further assume an election not to renew the Deposit for a second Guarantee Period, but to redeem it on its Maturity Date. In this hypothetical case, any surrenders made during the fourth year, even on the Maturity Date, will be subject to a 4% Surrender Charge.

MARKET VALUE ADJUSTMENT

The amount payable on a partial or full surrender may be adjusted up or down by the application of the Market Value Adjustment formula. The Market Adjusted Value of a Deposit is the current value of the Deposit on a date before its Maturity Date. This value is generally computed using Formula A below, except that contracts issued in the State of New York shall use Formula B in computing the Market Adjusted Value. Both formulas are as follows:

FORMULA A

Market Adjusted Value = (Maturity Value) x [1/1 +iC + .005] t/365


FORMULA B (To be used only in connection with contracts issued in the State of New York.)

Market Adjusted Value = (Maturity Value) x [1/1 + iC + .0025] t/365

(where "iC" is the current Guaranteed Interest Rate for a Guarantee Period of "t" days and "t" is the number of days remaining in the Guarantee Period.)


The current Guaranteed Interest Rate is declared periodically by the Company and is the rate (straight line interpolation between whole years) which the Company is then paying on premiums paid under this class of contracts if applied to the same maturity date of the Deposit to which the formula is being applied.

A Market Value Adjustment will only be applied when the surrender occurs prior to the Maturity Date of the Deposit. The Market Adjusted Value will reflect the relationship, at the time of surrender, between the rate the Company is then crediting on new Deposits with the same duration as the time remaining on the Guarantee Period, and the Guaranteed Interest Rate applicable to the Deposit. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. So, the level of the Market Value Adjustment is dependent upon the current interest rate at the time of surrender. The Market Value Adjustment may increase or decrease the value of this investment prior to the Maturity Date. It is possible that the amount you receive upon surrender would be less than your original purchase payment if interest rates increase. Also, if interest rates decrease, the amount you receive on surrender may be more than your original purchase payment and accrued interest.

For example, assume the purchase of a Certificate and the selection of a Guarantee Period of ten years and a Guaranteed Interest Rate for that duration of 9% per year. Further assume at the end of seven years a partial surrender is made. (A partial surrender does not affect the current Guaranteed Interest Rate as applied to all remaining deposits.) If the market rate we are then crediting for new Deposits of three years is 7%, then the Market Adjusted Value will be greater than the Deposit accumulated at the Guaranteed Interest Rate (disregarding premium taxes, if any). On the other hand, if the current rate we are crediting on new Deposits of three years is, for example, 11%, the Market Adjusted Value will be less than the Deposit accumulated at the Guaranteed Interest Rate. (For an illustration showing an upward and downward adjustment, see Appendix A.)

WAIVER, REDUCTION OR ELIMINATION OF SURRENDER Charge

The surrender charge will be waived if:

  --an annuity payout is begun;

  --an Income Option of at least three years' duration is begun after the first Certificate Year;

  --the Participant becomes disabled (as defined by the Internal
Revenue Service) subsequent to purchase of the Certificate;

  --the Participant dies;

  --the Participant under a tax deferred annuity plan (403(b) plan) retires after age 55, provided the Certificate has been in effect five years or more;

  --the Participant under an IRA plan reaches age 70 1/2, provided the Certificate has been in effect five years or more;

   --the Participant under a qualified pension or profit-sharing plan, including a 401(k) plan, retires at or after age 59 1/2, provided the Certificate has been in effect five years or more; or if refunds are made to satisfy the anti-discrimination test; (for Participants under contracts issued before May 1, 1992, the surrender charge will also be waived if the Participant retires at normal retirement age (as defined by the plan), provided the Certificate has been in effect one year or more); or

  --the Participant under a Section 457 deferred compensation plan retires and the Certificate has been in effect five years or more, or if a financial hardship or disability withdrawal has been allowed by the plan administrator under applicable IRS rules.

In addition, for Participants under a 403(b) annuity, a pension or profit-sharing plan, or a Section 457 deferred compensation plan, there is a 10% free withdrawal allowance for partial surrenders.
A Participant under an IRA plan who is over age 59 1/2 has a 20% free withdrawal allowance. This means that, each Certificate Year after the first Certificate Year, and before the Annuity Commencement Date, for the first partial surrender made by each Participant in that Certificate Year, 10% (20% for IRA plans) of each Participant's Cash Value may be withdrawn without imposition of any applicable surrender charge. All Cash Values withdrawn will reflect the imposition of any applicable Market Value Adjustment. Full surrenders are not eligible for the free withdrawal allowance. Failure to use all or part of the free withdrawal allowance in any Certificate Year forfeits the balance of the allowance for that Certificate Year. For 403(b) plan participants, partial and full surrenders may be subject to restrictions. (See "Section 403(b) Plans and Arrangements," page 7.)

REDUCTION OR ELIMINATION OF SURRENDER CHARGES

The amount of the surrender charge and the duration that it may be assessed on a Certificate or the underlying group contract may be reduced or eliminated when sales of the Certificates are made to persons in certain employee purchase arrangements in such a manner that results in savings or reductions of sales expenses. The entitlement to such a reduction in the surrender charge will be based on the size and type of group to which sales are to be made (the sales expenses for a larger group are generally less than for a smaller group), and any prior or existing relationship with the Company (per certificate sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of utilizing existing sales mechanisms).

There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses. In no event will reductions or elimination of the surrender charge and its duration be permitted where such reductions or elimination will be unfairly discriminatory to any person.

PREMIUM TAXES

Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 5.0%, depending upon jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

DEATH BENEFIT

If a Participant dies before his or her Annuity Commencement Date, the Death Benefit payable to that Participant's Beneficiary will equal (a) the greater of the Cash Value or the Accumulated Value of that Participant's Interest if death occurs before age 65; or (b) the Cash Value of that Participant's Interest if death occurs on or after age 65 less any applicable premium tax.

PAYMENT ON SURRENDER

We may defer payment of any partial or full surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than five business days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3.5% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment for more than thirty days, we will notify you in writing.

                          ANNUITY PERIOD

ELECTING THE ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY

For each Certificate, an Annuity Commencement Date must be indicated on the Statement of Participant. The value of an Account (less applicable premium taxes, if any) may be applied on the Annuity Commencement Date under any of the Annuity Options described below. In the absence of an election, the value of the Account will be applied on the Annuity Commencement Date under Option 2 to provide a life annuity with 120 monthly payments certain or, if the contract is issued to fund a qualified pension and profit-sharing plan or a Section 403(b) plan subject to ERISA, the value of the Account will be applied under Option 4 to provide a joint and last survivor life annuity.

CHANGE OF ANNUITY COMMENCEMENT DATE OR ANNUITY OPTION

The Annuity Commencement Date and the Annuity Option may be changed, but any such change must be made in writing and received by us at least 30 days prior to the scheduled Annuity Commencement Date.

ANNUITY OPTIONS

Any one of the following Annuity Options may be elected subject to certain tax law qualification limitations on distributions:

OPTION 1--LIFE ANNUITY: It would be possible under this Option for a Participant to receive only one payment if he/she died before the due date of the second annuity payment, two if he/she died before the third payment and so on.

OPTION 2--LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS
ASSURED: An annuity providing monthly income based on the life of the Participant for a fixed period of 120 months, 180 months or 240 months (as selected). If the Participant dies before the monthly payments are completed, the Company will continue to make payments for the remainder of the period.

OPTION 3--CASH REFUND LIFE ANNUITY: An annuity payable monthly during the lifetime of the Participant on whose life payments are based provided that, at the death of the Participant, the beneficiary will receive an additional payment equal to the excess, if any, of (a) minus (b) where (a) is the amount applied under this option and (b) is the sum of all Annuity Payments previously made.

OPTION 4--JOINT AND LAST SURVIVOR LIFE ANNUITY: An annuity payable monthly during the joint lifetime of the Participant and a secondary payee on whose lives payments are based, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. It would be possible under this Option for the Participant or secondary payee to receive only one payment in the event of death before the due date for the second payment and so on.

OPTION 5--OTHER ANNUITY OPTIONS: An annuity payable as is mutually agreed on by the Company and the Participant or Owner, as provided in the Plan, if any.

The Tables contained in the Certificate provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five Annuity Options. For Options 1, 2, 3 and 4, the amount of each payment will depend on the age (and sex, if applicable) of the payees.

The Tables for Options 1, 2, 3 and 4 are based on the Progressive Annuity Table (assuming births in the year 1900) and a net investment rate of 3.5% a year. The Company may, at its discretion, if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the five Annuity Options. Income Options (Payments of a Fixed Amount, Payments for a Fixed Period and Amounts Held at Interest) are also available where permitted by tax laws.

ANNUITY PAYMENTS

The first payment under any Annuity Option will be made on the first day of the month following the Annuity Commencement Date.
Subsequent payments will be made on the first day of each month in accordance with the manner of payment selected.

If at any time payments under an Annuity Option are less than $50 per payment, we may change the frequency of payment to such intervals as will result in annuity payments of at least $50.

Once annuity payments have commenced for a Participant, no surrender of the annuity benefit can be made for the purpose of receiving a lump-sum settlement in lieu of payments.

DEATH OF ANNUITANT AFTER ANNUITY COMMENCEMENT DATE

In the event of the death of the Annuitant after the Annuity Commencement Date, the present values on the date of death of any remaining guaranteed payments will be paid in one sum to the beneficiary designated unless other provisions have been made. Calculations of present values will be based on the interest rate that we use to determine the amount of each payment.

                  INVESTMENTS BY THE COMPANY

Assets of the Company must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts and Certificates, and other general account products, will be funded by the Company's general account.

In establishing Guaranteed Interest Rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Certificates at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates," page 2.) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which fixed income securities may be zero coupon securities. While the foregoing generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Connecticut and other state insurance laws.

                      AMENDMENT OF CERTIFICATES

We reserve the right to amend the Certificates to meet the requirements of applicable federal or state laws or regulations.
We will notify you in writing of any such amendments.

                     ASSIGNMENT OF CERTIFICATES

Rights evidenced by a Certificate may be assigned as permitted by applicable law, unless endorsed to the contrary. An assignment will not be binding on us until we receive notice in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax advisor regarding the tax consequences of an assignment. Ownership of contracts issued in connection with Section 401(a), 401(k), 403(a), 403(b), 408, 414(d)
or 457 plans may not generally be assigned.

                    DISTRIBUTION OF CERTIFICATES

Travelers Equities Sales, Inc. ("TESI") is the principal underwriter of the Certificates. TESI is registered with the Securities and Exchange Commission under the Securities Exchange
Act of 1934 as a broker-dealer, and is a member of the National
Association of Securities Dealers, Inc.

TESI may enter into Distribution Agreements with certain broker-dealers registered under the Securities Exchange Act of 1934. Under the Distribution Agreements such broker-dealers may offer Certificates to persons who have established an account with the broker-dealer. In addition, the Company may offer Certificates to members of certain other eligible groups. The Company will pay a maximum commission of 4.5% for the sale of a Certificate. In the future, the Company may pay a commission on an election of a subsequent Guarantee Period by a Participant.

In addition, the Company may offer contracts and Certificates to members of certain other eligible groups through trusts or otherwise.

                    FEDERAL TAX CONSIDERATIONS

GENERAL

The Company is taxed as a life insurance company under Subchapter
L of the Internal Revenue Code (the "Code"). Generally, amounts credited to a contract are not taxable until received by the Owner, Participant or beneficiary, either in the form of Annuity Payments or other distributions. Tax consequences and limits are described further below for each annuity program.

SECTION 403(B) PLANS AND ARRANGEMENTS

Purchase Payments for tax-deferred annuity contracts may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, these payments are not currently includable in the gross income of the participants. Increases in the value of the contract attributable to these purchase payments are similarly not subject to current taxation. The income in the contract is taxable as ordinary income whenever distributed.

An additional tax of 10% will apply to any taxable distribution received by the Participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions.

Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations.
Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distribution must begin by April 1st of the calendar year following the calendar year in which the Participant attains the age of 70
1/2. Certain other mandatory distribution rules apply at the death of the participant.

Eligible rollover distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403(b) contract or to an Individual Retirement Arrangement (IRA) without federal income tax withholding.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Under a qualified pension or profit-sharing trust described in
Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, purchase payments made by an employer are not currently taxable to the Participant and increases in the value of a contract are not subject to taxation until received by a Participant or beneficiary.

Distributions in the form of Annuity or Income Payments are taxable to the Participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the Participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions described in Section 402 of the Code may be eligible for special ten-year forward averaging treatment for individuals born before January 1, 1936. All individuals may be eligible for favorable five-year forward averaging of lump-sum distributions. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

An additional tax of 10% will apply to any taxable distribution received by the Participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

Partial or full distributions made prior to the age of 59 1/2, except in the case of death, disability or distribution for life or life expectancy, will incur a penalty tax of 10% plus ordinary income tax treatment of the taxable amount received. Distributions after the age of 59 1/2 are treated as ordinary income. Amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each Participant.

SECTION 457 PLANS

Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals.

The Owner of contracts issued under Section 457 plans is the employer or a contractor of the Participant and amounts may not be made available to participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of annuity contracts purchased by Section 457 plans are subject to the claims of general creditors of the employer or contractor.

Distributions must begin generally by April lst of the calendar year following the calendar year in which the Participant attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the Participant.

All distributions from plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the Participant or beneficiary.

NONQUALIFIED ANNUITIES

Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of an Owner when that Owner transfers the contract without adequate consideration.

The federal tax law requires nonqualified annuity contracts issued on or after January 19, 1985 to meet minimum mandatory distribution requirements upon the death of the Owner. Failure to meet these requirements will cause the succeeding Owner or beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends upon whether an Annuity Option is elected or whether the succeeding Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules.

If two or more nonqualified annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before annuitization of a contract will generally be taxed on an income-first basis to the extent of income in the contract. Certain pre-August 14, 1982 deposits into a nonqualified annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash withdrawal under the tax law.

With certain exceptions, the law will impose an additional tax if an Owner makes a withdrawal of any amount under the contract which is allocable to an investment made after August 13, 1982. The amount of the additional tax will be 10% of the amount includable in income by the Owner because of the withdrawal. The additional tax will not be imposed if the amount is received on or after the Owner reaches the age of 59 1/2, or if the amount is one of a series of substantially equal periodic payments made for life or life expectancy of the taxpayer. The additional tax will not be imposed if the withdrawal or partial surrender follows the death or disability of the Owner.

THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

Under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, certain special provisions may apply to the contract if the Owner of a Section 403(b) plan contract or certain other tax-benefited contracts requests that the contract be issued to conform to ERISA or if the Company has notice that the contract was issued pursuant to a plan subject to ERISA.

ERISA requires that certain Annuity Options, withdrawals or other payments and any application for a loan secured by the contract may not be made until the Participant has filed a Qualified Election with the plan administrator. Under certain plans, ERISA also requires that a designation of a beneficiary other than the Participant's spouse be deemed invalid unless the Participant has filed a Qualified Election.

A Qualified Election must include either the written consent of the Participant's spouse, notarized or witnessed by an authorized plan representative, or the Participant's certification that there is no spouse or that the spouse cannot be located.

The Company intends to administer all contracts to which ERISA applies in a manner consistent with the direction of the plan administrator regarding the provisions of the plan, in accordance with applicable law. Because these requirements differ according to the plan, a person contemplating the purchase of an annuity contract should consider the provisions of the plan.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR
ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

There is an unwaivable 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a Participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the Participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the Participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD
GREATER THAN ONE YEAR)

The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from the withholding requirements.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

TAX ADVICE

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, Participant or beneficiary who may make elections under a contract. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax-benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

                           LEGAL OPINION

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Modified Guaranteed Annuity Contracts described in this Prospectus and the organization of the Company, its authority to issue Modified Guaranteed Annuity Contracts under Connecticut law, and the validity of the forms of the Modified Guaranteed Annuity Contracts under Connecticut law have been passed on by the General Counsel of the Life and Annuities Division of the Company.

                    INDEPENDENT ACCOUNTANTS

The consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 1994 and the consolidated balance sheets of The Travelers Insurance Company as of December 31, 1994 and 1993, included in The Travelers Insurance Company's Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein in reliance upon the report (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations and retained earnings and cash flows of The Travelers Insurance Company for the years ended December 31, 1993 and 1992, have been incorporated by reference herein in reliance upon the reports dated January 24, 1994 and February 9, 1993 (except for Notes 2 and 5, as to which the date is January 24, 1994), which includes an explanatory paragraph regarding the Company's change in its methods of accounting for post-retirement benefits other than pensions, income taxes and foreclosed assets in 1992 (also incorporated by reference herein) of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

                         APPENDIX A
          ILLUSTRATION OF A MARKET VALUE ADJUSTMENT
          -----------------------------------------

Deposit:                      $50,000.00
Guarantee Period:             5 Years
Guaranteed Interest Rate:     5% Effective Annual Rate

The following examples illustrate how the Market Value Adjustment may affect the values of your contract. In these examples, the surrender occurs one year after a Deposit of $50,000 was made to the Contract. The Maturity Value of this Deposit would be $63,814.08 at the end of the five-year Guarantee Period. However, after one year, when the surrenders occur in these examples, the value of the Deposit and accumulated guaranteed interest would be $52,500.00.
The Market Value Adjustment will be based on the rate the Company is crediting at the time of surrender on new Deposits of the same term-to-maturity as the time remaining in your Guarantee Period. One year after the Deposit, you would have four years remaining in the five-year Guarantee Period.

EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT
A negative Market Value Adjustment results from a surrender that occurs when interest rates have increased since the date of Deposit. Assume interest rates have increased one year after the Deposit and the Company is crediting 7% for a four-year Guarantee Period. If you surrender the full Deposit, the Market Adjusted Value would be:

       $47,784.02 = $63,814.08 x [1/1 + .07 + .005] 4

The Market Value Adjustment is a reduction of $4,715.98 from the Deposit plus accumulated interest:

            $47,784.02  =  $52,500.00 - $4,715.98

If instead of a full surrender, 50% of the Deposit were surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:

       $23,892.01 = $31,907.04 x [1/1 + .07 + .005] 4

The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to surrender, or $31,907.04.

EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT
A positive Market Value Adjustment results from a surrender that occurs when interest rates have decreased since the date of Deposit. Assume interest rates have decreased one year later and the Company is then crediting 3.5% for a four-year Guarantee Period.
If you surrender the full Deposit, the Market Adjusted Value would be:

       $54,548.54 = $63,814.08 x [1/1 + .035 + .005] 4

The Market Value Adjustment is an increase of $2,048.54 over the Deposit plus accumulated interest:

             $54,548.54 = $52,500.00 + $2,048.54

If instead of a full surrender, 50% of the Deposit were surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:

       $27,274.27 = $31,907.04 x [1/1 + .035 + .005] 4

The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to the surrender, or $31,907.04. These examples only illustrate what may happen when interest rates increase or decrease after a Deposit is made to the Contract. A particular Market Value Adjustment may have a greater or lesser impact than that shown in these examples, depending on how much interest rates have changed since the Deposit and the amount of time remaining to Maturity. In addition, a surrender charge may be assessed on surrenders made before the Deposit has been under the contract for five years.

           GROUP MODIFIED GUARANTEED ANNUITY CONTRACTS


                            ISSUED BY

                 THE TRAVELERS INSURANCE COMPANY


L-11167                                               TIC Ed 5-95
                                                PRINTED IN U.S.A.









                                T-MARK


             INDIVIDUAL MODIFIED GUARANTEED ANNUITY CONTRACTS

                                ISSUED BY
                    THE TRAVELERS INSURANCE COMPANY




                               PROSPECTUS

                              MAY 1, 1995





            One Tower Square, Hartford, Connecticut  06183 *
                       Telephone: (203) 277-0111

                                 T-MARK
           Individual Modified Guaranteed Annuity Contracts
                               PROSPECTUS

  This Prospectus describes $200 million in interests of individual modified guaranteed annuity contracts offered by The Travelers Insurance Company (the "Company"). These contracts are offered to the general public for individual non tax-benefited purchases. The Company may also offer these individual contracts in the following tax-benefited programs: (1) plans qualified under Sections 401(a), 401(k) or 403(a) of the Internal Revenue Code (the "Code"); (2) annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code;
(3) individual retirement annuities (IRAs) established by persons eligible under Section 408 of the Code; (4) contracts purchased by the United States Government, any state government or political subdivision thereof, or any agency or instrumentality (within the meaning of Section 414(d) of the Code), for use in satisfying its obligation to provide a benefit under a governmental plan; and (5) deferred compensation plans under Section 457 of the Code.

  A minimum purchase payment of at least $5,000 must accompany the application for a contract. No additional payment of less than $5,000 is permitted under a contract. (See "Application and Purchase Payment," page 1.)

  The Maturity Value will be guaranteed by the general assets of the Company. The Company intends generally to invest funds received in relation to contracts in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which fixed income securities may be zero coupon securities. (See "Investments by the Company," page 6.)

THESE SECURITIES MAY BE SUBJECT TO A SUBSTANTIAL MARKET VALUE ADJUSTMENT IF NOT HELD TO THE MATURITY DATE OF A DEPOSIT WHICH COULD RESULT IN THE RECEIPT OF LESS THAN YOUR ORIGINAL PURCHASE PAYMENT. IN ADDITION, THESE SECURITIES MAY BE SUBJECT TO A SURRENDER CHARGE IF A SURRENDER IS MADE BEFORE A DEPOSIT HAS BEEN IN THE CONTRACT FOR AT LEAST FIVE YEARS. (SEE "MARKET VALUE ADJUSTMENT," PAGE 3, AND "SURRENDER CHARGE," PAGE 3.)

UPON A SUBSEQUENT GUARANTEE PERIOD, THE GUARANTEED INTEREST RATE
WILL BE DECLARED BY THE COMPANY BASED ON VARIOUS FACTORS.  IT MAY
BE HIGHER OR LOWER THAN THE PREVIOUS GUARANTEED INTEREST RATE.
(SEE "GUARANTEE PERIODS," PAGE 1, AND "ESTABLISHMENT OF GUARANTEED INTEREST RATES," PAGE 2.)

EXCEPT FOR CONTRACTS ISSUED TO RESIDENTS OF THE STATE OF NEW YORK, THERE IS NO MINIMUM GUARANTEED RENEWAL INTEREST RATE.

THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE COMPANY'S LATEST
ANNUAL REPORT ON FORM 10-K WHICH CONTAINS ADDITIONAL INFORMATION
ABOUT THE COMPANY.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



           THE DATE OF THIS PROSPECTUS IS MAY 1, 1995.

                    AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Act") with respect to the securities offered hereby. For further information with respect to the Company and these securities, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Company's Registration Statement, each such statement being qualified in all respects by such reference. The Company does not plan to furnish subsequent annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's latest Annual Report on Form 10-K and the current reports on Form 8-K (dated January 1, 1995 and April 21, 1995) have been filed with the Commission pursuant to Section 15(d) of the Exchange Act. They are incorporated by reference into this Prospectus and the 10-K must accompany this Prospectus. The Form 10-K contains additional information about the Company, including certified financial statements for the Company's latest fiscal year.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in the Registration Statement of which this Prospectus forms a part other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to The Travelers Insurance Company, Annuity Services--5 SHS, One Tower Square, Hartford, Connecticut 06183-5030, telephone (800) 842-0125.

                             TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS                                 iv
PROSPECTUS SUMMARY                                         v
THE INSURANCE COMPANY                                      1
DESCRIPTION OF THE CONTRACTS                               1
  General                                                  1
  Application and Purchase Payment                         1
  Right to Cancel                                          1
ACCUMULATION PERIOD                                        1
  Guarantee Periods                                        1
  Establishment of Guaranteed Interest Rates               2
SURRENDERS                                                 3
  General                                                  3
  Surrender Charge                                         3
  Market Value Adjustment                                  3
  Waiver, Reduction or Elimination of Surrender Charge     4
  Reduction or Elimination of Surrender Charges            5
  Premium Taxes                                            5
  Death Benefit                                            5
  Payment On Surrender                                     5
ANNUITY PERIOD                                             5
  Electing the Maturity Date and Form of Annuity           5
  Change of Maturity Date or Annuity Option                6
  Annuity Options                                          6
  Annuity Payments                                         6
  Death of Annuitant After Maturity Date                   6
INVESTMENTS BY THE COMPANY                                 6
AMENDMENT OF CONTRACTS                                     7
ASSIGNMENT OF CONTRACTS                                    7
DISTRIBUTION OF CONTRACTS                                  7
FEDERAL TAX CONSIDERATIONS                                 7
  General                                                  7
  Section 403(b) Plans and Arrangements                    7
  Qualified Pension and Profit-Sharing Plans               8
  Individual Retirement Annuities                          8
  Section 457 Plans                                        8
  Non-Qualified Annuities                                  8
  Federal Income Tax Withholding                           9
  Tax Advice                                              10
LEGAL OPINION                                             10
INDEPENDENT ACCOUNTANTS                                   10
APPENDIX A                                                11

                   GLOSSARY OF SPECIAL TERMS

  In this Prospectus "We," "Us," "Our" and the "Company" refer to The Travelers Insurance Company and "You" and "Yours" refer to an Owner who has been issued a Contract.

  In addition, as used in this Prospectus, the following terms have the indicated meanings.

ACCOUNT
An Account is the Cash Value or Cash Surrender Value credited to a participant or to the owner.

ACCUMULATED VALUE
The value of the Deposit which is credited daily at the Guaranteed
Interest Rate.

ANNUITANT
The person on whose life the modified guaranteed annuity contract is issued.

CASH SURRENDER VALUE
The Cash Value of all the Deposits credited to that Account, less the Surrender Charge and any applicable premium tax.

CASH VALUE
The Maturity Value of a Deposit on the Maturity Date or the Market Adjusted Value before the Maturity Date of that Deposit. The Cash Value on any date is the sum of the Cash Value of all the Deposits credited to the contract.

COMPANY
The Travelers Insurance Company.

COMPANY'S HOME OFFICE
The principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut.

CONTRACT DATE
The effective date of the contract as designated in the contract.

CONTRACT YEAR
Annual periods computed from the Contract Date.

DEPOSIT
The net premium payment or renewal amount applied to the contract at a Guaranteed Interest Rate to the Maturity Date.

GUARANTEE PERIOD
The period between the initial Premium Payment or Renewal Date and the Maturity Date during which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE
The annual effective interest rate which is the applicable interest rate contained in a schedule of rates established by the Company from time to time for various durations.

MARKET ADJUSTED VALUE
The current value of the Deposit on a date before the Maturity
Date. This value is computed using the market value adjustment formula, as described in this Prospectus.

MATURITY DATE OF THE CONTRACT
The date designated in the contract or otherwise by the Owner to receive benefits.

MATURITY DATE OF A DEPOSIT
The date on which a Guarantee Period for a Deposit ends.

MATURITY VALUE
The guaranteed value of the Deposit which is the net premium payment or renewal amount plus interest credited on it during the Guarantee Period. The Company will declare the annual effective rate of interest when the net premium is applied, as described in this Prospectus.

OWNER
The person or entity to whom the contract is issued.

                    PROSPECTUS SUMMARY
  The Travelers Insurance Company (the "Company"), an indirect wholly owned subsidiary of Travelers Group Inc., is offering individual modified guaranteed annuity contracts for non tax-benefited and tax-benefited purchases. As described in this Prospectus, individual modified guaranteed annuity contracts have a Guaranteed Interest Rate which is credited to the Deposit in the contract when the Deposit is held to its Maturity Date. Surrenders prior to the Maturity Date of the Deposit are subject to a Market Value Adjustment and a Surrender Charge (if applicable).

  When a payment is made under an application, the Applicant selects a Guarantee Period from among those then offered by the Company. During this Guarantee Period, the purchase payment earns interest at the applicable Guaranteed Interest Rate as established by the Company. Interest is credited on a daily basis and this compounding effect is reflected in the Guaranteed Interest Rate. At the end of each Guarantee Period, a subsequent Guarantee Period of seven days will begin, unless the Owner elects a different duration. The Owner must elect the length of a subsequent Guarantee Period during the 30 days before the end of the previous Guarantee Period. Failure to make an election will result in an automatic renewal of the Deposit for a period of seven days. As of the first day of each subsequent Guarantee Period the funds will earn interest at the then applicable subsequent Guaranteed Interest Rate and the interest credited will earn interest at the then applicable Guaranteed Interest Rate. (See "Guarantee Periods," page 1 and "Establishment of Guaranteed Interest Rates," page 2.)

  Subject to certain restrictions, surrenders are permitted. However, these surrenders may be subject to a surrender charge and/or a Market Value Adjustment. No Market Value Adjustment will be applied to any surrender effective as of the end of a Guarantee Period. No surrender charge will be applied to any payment that has been in the contract for at least five years. For Deposits which have not been credited to the contract for at least five years, a graded surrender charge beginning at a maximum of 7% will be assessed if you surrender. The surrender charge will apply if a surrender occurs at the expiration date of the Guarantee Period for Deposits in the contract less than five years. We will waive the surrender charge in certain instances. (See "Waiver, Reduction or Elimination of Surrender Charge," page 4.) For 403(b) plan participants, partial and full surrenders may be subject to restrictions. (See "Section 403(b) Plans and Arrangements," page 7.)

  We may defer payment of any surrender for a period of up to six months from the date we receive notice of surrender or the period permitted by state law, if less, but such a deferral of payment will not be for a period greater than five business days except under extraordinary circumstances. We will pay annual interest of at least 3.5% on any amounts deferred for more than thirty days during such period if we choose to exercise this deferral right. (See "Surrenders," page 3.)

  A Market Value Adjustment will only be applied when the surrender occurs prior to the Maturity Date of the Deposit. The Market Adjusted Value will reflect the relationship, at the time of surrender, between the rate we are then crediting on new Deposits with the same durations as the time remaining on the Guarantee Period, and the Guaranteed Interest Rate applicable to that Deposit. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. The level of the Market Value Adjustment is dependent upon the current interest rate at the time of surrender. The Market Value Adjustment may increase or decrease the value of this investment prior to the Maturity Date. It is possible that the amount you receive upon surrender would be less than your original Deposit if interest rates increase. Also, if interest rates decrease, the amount you receive upon surrender may be more than your original Deposit and accrued interest. (See "Surrenders," page 3.)

  On the Maturity Date specified by the Owner, the Company will pay the Owner a lump sum payment or start to pay a series of payments. A series of payments may be elected under certain Annuity Options. (See "Annuity Options," page 6.)

  The contract provides for a guaranteed death benefit. In the event of the death of the Annuitant prior to the Maturity Date, the Company will pay to the Owner or beneficiary the death benefit in lieu of any other payment under the contract. The amount of the death benefit will equal (1) the greater of the Cash Value or the Accumulated
Value if death occurs before age 65, or (2) the Cash Value if death occurs on or after age 65. (See "Death Benefit," page 5.)

                  THE INSURANCE COMPANY

  The Travelers Insurance Company (the "Company") is a wholly owned subsidiary of The Travelers Insurance Group Inc., which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc. The Company is a stock insurance company chartered in 1864 in the state of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

               DESCRIPTION OF THE CONTRACTS

GENERAL

  This Prospectus describes individual modified guaranteed annuity contracts offered by the Company for non tax-benefited purchases. The Company also offers the contracts in the following tax-benefited programs: (1) Section
401(a), 401(k) and 403(a) Plans; (2) Section 403(b) Plans;
(3) IRAs; (4) certain governmental plans defined by Section
414(d); and (5) deferred compensation plans under Section
457.  All section references are to the Internal Revenue
Code (the "Code"), unless otherwise noted.

  As described in this Prospectus, the contracts have a Guaranteed Interest Rate which is credited to a Deposit in the contract when the Deposit is held to its Maturity Date.
Surrenders made prior to the Deposit's Maturity Date are subject to a Market Value Adjustment and a Surrender Charge
(if applicable).

  These individual contracts may not be available in all states.

APPLICATION AND PURCHASE PAYMENT

  To apply for a contract, an individual must complete an application and make a minimum purchase payment of $5,000.
Additional purchase payments of at least $5,000 may be made under a contract. Payments under a contract may not exceed
$1,000,000 in any one year without our prior approval.

  In the event that your application is not properly completed, we will attempt to contact you by telephone. We will return an improperly completed application, along with the corresponding purchase payment, ten days after we receive it if the application has not been properly completed by that time.

  The Maturity Value is guaranteed by our general assets. A payment is credited to a contract on the date we receive a properly completed application along with the purchase payment. The Company then issues a contract and confirms the purchase payment in writing. Additional payments are credited and confirmed in the same manner. Interest is earned the next day.

RIGHT TO CANCEL

  State law may afford a right to cancel a contract for a certain period of time after receipt of the contract and allow a refund of the entire purchase payment. For revocation to be effective, a written notice of cancellation must be mailed or delivered to the Company's Home Office.

                       ACCUMULATION PERIOD

GUARANTEE PERIODS

  The Owner selects the duration of the Guarantee Period from among those durations we offer. As of the date of this Prospectus, we are offering Guarantee Periods with durations ranging from seven days to ten years; however the Guarantee Periods we offer in the future could be different. The duration selected will determine the Guaranteed Interest Rate, and the Deposit (less surrenders made and less applicable premium taxes, if any) will earn interest at this Guaranteed Interest Rate during the entire Guarantee Period. All interest earned will be credited daily; this compounding effect is reflected in the Guaranteed Interest Rate.

  The following is an illustration of how we will credit interest during the Guarantee Period. For the purpose of this example, we have made the assumptions as indicated.



                    Example of Guaranteed Interest Rate Accumulation
                    ------------------------------------------------


Beginning Account Value:   $50,000

Guarantee Period:          5 Years

Guaranteed Interest Rate:  5% Annual Effective Rate


                 Interest Credited
                  to the Account
                    During the        Cumulative Interest       Accumulated
    Year         Guarantee Period   Credited to the Account        Value
    ------       -----------------  -----------------------     -----------
   6 months      $  1,234.75           $  1,234.75           $  51,234.75
       1            2,500.00              2,500.00              52,500.00
       2            2,625.00              5,125.00              55,125.00
       3            2,756.25              7,881.25              57,881.25
       4            2,894.06             10,775.31              60,775.31
       5            3,038.77             13,814.08              63,814.08


Guaranteed Value of the Deposit at the end of five years is:  $50,000.00 + $13,814.08 = $63,814.08

NOTE:  EXAMPLE ASSUMES NO SURRENDERS OF ANY AMOUNT DURING
THE ENTIRE FIVE-YEAR PERIOD.  A MARKET VALUE ADJUSTMENT
APPLIES AND A SURRENDER CHARGE MAY APPLY TO ANY INTERIM
SURRENDER (SEE "SURRENDERS," PAGE 3).  THE HYPOTHETICAL
INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED
TO PREDICT FUTURE INTEREST RATES TO BE DECLARED UNDER THE
CONTRACT.  ACTUAL INTEREST RATES DECLARED FOR ANY GIVEN
TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

  At the end of any Guarantee Period, a subsequent Guarantee Period will begin. We will notify you in writing about a subsequent Guarantee Period before Maturity. This written notification will not specify the interest rate for renewal Deposits. You must elect, during the 30-day period before the end of the previous Guarantee Period, a Guarantee Period of a different duration from among those we offer at that time. The election may be made by notifying us in writing or by calling 1-800-TRANSFR (outside Connecticut) or 1-800-233-3591 (in Connecticut). If no election is made, we will automatically renew the Deposit for a period of seven days. In no event may subsequent Guarantee Periods extend beyond the Maturity Date then in effect for the contract. For example, if the Annuitant is age 62 at the expiration of a Guarantee Period and the Maturity Date for the Annuitant is age 65, a three-year Guarantee Period is the maximum Guarantee Period that may be selected under the contract. The Deposit will then earn interest at a Guaranteed Interest Rate which we have declared for such duration. Interest rates may fluctuate daily.

  At the beginning of any subsequent Guarantee Period for a Deposit, the value of the Deposit will be the Maturity Value of that Deposit at the end of the Guarantee Period just ending. This amount will earn interest in the subsequent Guarantee Period at the then applicable Guaranteed Interest Rate, which may be higher or lower than the previous Guaranteed Interest Rate.

  At your written request, we will notify you of the subsequent Guaranteed Interest Rate. You may also call us at 1-800-842-0125 to inquire about subsequent Guaranteed
Interest Rates.

ESTABLISHMENT OF GUARANTEED INTEREST RATES

  The Guaranteed Interest Rate for a chosen Guarantee Period will be known at the time a Deposit is received or renewed, and we will send a confirmation which will show the amount and the applicable Guaranteed Interest Rate. There is no minimum Guaranteed Interest Rate for renewal Deposits. (Contracts issued to residents of the state of New York provide for a minimum renewal interest rate of 3% per annum.) The rate on renewal Deposits will be equal to or greater than the rate credited on new comparable Deposits at that time.

  Prior to the Contract Maturity Date, we currently send a quarterly statement showing a summary of the Account within 30 days after the end of each calendar quarter. We reserve the right to send statements less frequently but not less than once in each calendar year.

  The Company has no specific formula for determining the rate of interest that it will declare as Guaranteed Interest Rates in the future. The Guaranteed Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company," page 6.)
In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO THE GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.

                         SURRENDERS

GENERAL

  Subject to certain tax law and retirement plan restrictions (see "Federal Tax Considerations," page 7), full and partial surrenders may be made under a contract at any time. For participants in Section 403(b) tax deferred annuity plans, a cash surrender may not be made from certain salary reduction amounts prior to age 59 1/2, separation from service, death, disability or hardship. (See "Section 403(b) Plans and Arrangements," page 7.)

  In the case of all surrenders, the Cash Value will be reduced by the amount surrendered on the Surrender Date and that amount will be payable to the Owner. When a surrender is made, the Deposit and the Maturity Value of that Deposit will be reduced in the same proportion as the ratio of the gross amount surrendered to the Cash Value. Upon request, the Company will inform you of the amount payable under a full or partial surrender. Any full or partial surrender may be subject to tax. (See "Federal Tax Considerations," page 7.)

SURRENDER CHARGE

No deduction for a sales charge is made from the purchase payment when received. A surrender charge, however, may be assessed on surrenders made before the Deposit has been under the contract for five years. The surrender charge is computed as a percentage of the amount surrendered, which includes the Deposit and the earnings credited thereon subject to a Market Value Adjustment and increases in dollar amount as the value of the deposit increases. This chart indicates the percentage charge applied:


     Years Since Deposit         Charge as Percentage
         was Made,             of Gross Surrender Value

            1                            7%
            2                            6%
            3                            5%
            4                            4%
            5                            3%
       Thereafter                        0%

  No Surrender Charge will be made for surrenders of a Deposit which has been in the contract for at least five years.

  The above surrender charges will apply to full or partial surrenders, irrespective of the length of the Guarantee Period selected. For example, assume a Guarantee Period of four years. Further assume an election not to renew the Deposit for a second Guarantee Period, but to redeem it on its Maturity Date. In this hypothetical case, any surrenders made during the fourth year, even on the Maturity Date, will be subject to a 4% Surrender Charge.

MARKET VALUE ADJUSTMENT

  The amount payable on a partial or full surrender may be adjusted up or down by the application of the Market Value
Adjustment formula. The Market Adjusted Value of a Deposit is the current value of the Deposit on a date before its Maturity Date. This value is generally computed using
Formula A below, except that contracts issued in the State of New York shall use Formula B below in computing the Market Adjusted Value. Both formulas are as follows:

FORMULA A

Market Adjusted Value = (Maturity Value) x [1/1+iC+.005]t/365

FORMULA B (To be used only in connection with contracts issued in the State of New York)

Market Adjusted Value = (Maturity Value) x [1/1+iC+.0025]t/365

(where "iC" is the current Guaranteed Interest Rate for a Guarantee Period of "t" days and "t" is the number of days remaining in the guarantee period.)

  The current Guaranteed Interest Rate is periodically declared by the Company and is the rate (straight line interpolation between whole years) which the Company is the paying on premiums allocated to this class of contract with the same maturity date as the Deposit to which the formula is being applied.

  A Market Value Adjustment will only be applied when the surrender occurs prior to the Maturity Date of the Deposit. The Market Adjusted Value will reflect the relationship, at the time of surrender, between the rate the Company is then crediting on new Deposits with the same duration as the time remaining on the Guarantee Period, and the Guaranteed Interest Rate applicable to the Deposit. Generally, the primary factor affecting the amount of the Market Value Adjustment is the level of interest rates on investments to be made by the Company at the time that the current Guaranteed Interest Rates are established. The Market Adjusted Value is sensitive, therefore, to changes in current interest rates. So, the level of the Market Value Adjustment is dependent on the current interest rate at the time of surrender. The Market Value Adjustment may increase or decrease the value of this investment prior to the Maturity Date. It is possible that the amount you receive upon surrender would be less than your original purchase payment if interest rates increase. Also, if interest rates decrease, the amount you receive on surrender may be more than your original purchase payment and accrued interest.

  For example, assume the purchase of a Contract and the selection of a Guarantee Period of ten years and a Guaranteed Interest Rate for that duration of 9% a year. Assume at the end of seven years, a partial surrender is made. (A partial surrender does not affect the current Guaranteed Interest Rate as applied to all remaining deposits.) If the market rate we are then crediting for new Deposits of three years is 7%, then the Market Adjusted Value will be greater than the Deposit accumulated at the Guaranteed Interest Rate (disregarding premium taxes, if any). On the other hand, if the current rate we are crediting on new Deposits of three years is, for example, 11%, the Market Adjusted Value will be less than the Deposit accumulated at the Guaranteed Interest Rate. (For an illustration showing an upward and downward adjustment, see Appendix A.)

WAIVER, REDUCTION OR ELIMINATION OF SURRENDER CHARGE

  The surrender charge will be waived if:

  -an annuity payout is begun;

  -an Income Option of at least three years' duration is begun after the first Contract Year;

  -the Annuitant dies;

  -the Annuitant becomes disabled (as defined by the Internal
   Revenue Service) subsequent to purchase of the contract;

  -the Annuitant under a tax deferred annuity (403(b) plan) retires after age 55, provided the contract has been in effect five years or more;

  -the Annuitant under an IRA plan reaches age 70 1/2, provided the contract has been in effect five years or more;

  -the Annuitant under a qualified pension or profit-sharing plan (including a 401(k) plan), retires at or after age 59 1/2, provided the Contract has been in effect five years or more; or if refunds are made to satisfy the anti-discrimination test; (For Annuitants under contracts issued before May 1, 1992, the surrender charge will also be waived if the Annuitant retires at normal retirement age (as defined by the plan), provided the Contract has been in effect one year or more); or

   -the Annuitant under a Section 457 deferred compensation plan retires and the contract has been in effect five years or more, or if a financial hardship or disability withdrawal has been allowed by the plan administrator under applicable IRS rules.

  In addition, for Owners under a 403(b) annuity, a pension or profit-sharing plan, a non tax-benefited annuity, or a
Section 457 Deferred Compensation Plan, there is a 10% free withdrawal allowance for partial surrenders. An Owner under an IRA plan who is over age 59 1/2 has a 20% free withdrawal allowance. This means that, for the first partial surrender in each year after the first Contract Year, and before the Maturity Date of the contract, 10% (20% for IRA plans) of the Cash Value of the contract may be withdrawn without imposition of any applicable Surrender Charge. All Cash Values withdrawn will reflect the imposition of any applicable Market Value Adjustment. Full surrenders are not eligible for the free withdrawal allowance. Failure to use all or part of the free withdrawal allowance in any Contract Year forfeits the balance of the allowance for that Contract Year. For 403(b) plan participants, partial and full surrenders may be subject to restrictions. (See "Section 403(b) Plans and Arrangements," page 7.)

REDUCTION OR ELIMINATION OF SURRENDER CHARGES

  The amount of the surrender charge and the duration that it may be assessed on a contract may be reduced or eliminated when sales of the contracts are made to persons in certain purchase arrangements in a manner that results in savings of sales expenses. The entitlement to such a reduction in the surrender charge will be based on (1) the size and type of group to which sales are to be made (sales expenses for a larger group are generally less than for a smaller group), and (2) any prior or existing relationship with the Company (per contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of utilizing existing sales mechanisms).

  There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses. In no event will reductions or elimination of the surrender charge and its duration be permitted where such reductions or elimination will be unfairly discriminatory to any person.

PREMIUM TAXES

  Certain state and local governments impose premium taxes.
These taxes currently range from 0.5% to 5.0%, depending upon jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred.
The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

DEATH BENEFIT

  If an Annuitant dies before his or her Maturity Date, the Death Benefit payable to the Owner or beneficiary will equal
(a) the greater of the Cash Value or the Accumulated Value if death occurs before age 65; or (b) the Cash Value if death occurs on or after age 65, less any applicable premium tax.

PAYMENT ON SURRENDER

  We may defer payment of any partial or full surrender for a period not exceeding six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than five business days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3.5% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment for more than thirty days, we will notify you in writing.

                              ANNUITY PERIOD

ELECTING THE MATURITY DATE AND FORM OF ANNUITY

  For each contract, a Maturity Date for the contract must be indicated on the Application. The value of an Account (less applicable premium taxes, if any) may be applied on the Maturity Date under any of the Annuity Options described below. In the absence of an election, the Cash Value will be applied on the Maturity Date under the Option 2 to provide a life annuity with 120 monthly payments certain or, if the contract is issued to fund a qualified pension and profit-sharing plan or a Section 403(b) plan subject to ERISA, the Cash Value will be applied under Option 4 to provide a joint and last survivor life annuity.

CHANGE OF MATURITY DATE OR ANNUITY OPTION

  The Maturity Date and the Annuity Option may be changed, but any such change must be made in writing and received by us at least 30 days prior to the scheduled Maturity Date.

ANNUITY OPTIONS

  Any one of the following Annuity Options may be elected subject to certain tax law qualification limitations on distributions:

  OPTION 1--LIFE ANNUITY: Under this Option an Owner may receive only one payment if the Annuitant died before the due date of the second annuity payment, two if the Annuitant died before the third payment and so on.

  OPTION 2--LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS
ASSURED: An annuity providing monthly income based on the life of the Annuitant with a guarantee for a fixed period of 120 months, 180 months or 240 months (as selected). If the Annuitant dies before the guaranteed monthly payments are completed, the Company will continue to make payments for the remainder of the period.

  OPTION 3--CASH REFUND LIFE ANNUITY: An annuity payable monthly during the lifetime of the Annuitant on whose life payments are based provided that, at the death of the Annuitant, the Owner or beneficiary will receive an additional payment equal to the excess, if any, of (a) minus
(b) where (a) is the amount applied under this option and
(b) is the sum of all Annuity payments previously made.

  OPTION 4--JOINT AND LAST SURVIVOR LIFE ANNUITY: An annuity payable monthly during the joint lifetime of the Annuitant and a secondary payee on whose lives payments are based, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. It would be possible under this Option for the Owner or secondary payee to receive only one payment in the event of death of both Owner and secondary payee before the due date for the second payment and so on.

  OPTION 5--OTHER ANNUITY OPTIONS: An annuity payable as is mutually agreed on by the Company and the Owner.

  The Tables contained in the Contract provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five Annuity Options. For Options 1, 2, 3 and 4, the amount of each payment will depend on the age
(and sex, if applicable) of the payee(s).

  The Tables for Options 1, 2, 3 and 4 are based on the Progressive Annuity Table (assuming births in the year 1900) and a net investment rate of 3.5% a year. The Company may, at our discretion, if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the five Annuity Options. Income Options (Payments of a Fixed Amount, Payments for a Fixed Period and Amounts Held at Interest) are also available where permitted by tax laws.

ANNUITY PAYMENTS

  The first payment under any Annuity Option will be made on the first day of the month following the Maturity Date. Subsequent payments will be made on the first day of each month in accordance with the manner of payment selected.

  If at any time payments under an Annuity Option are less than $50 per payment, we may change the frequency of payment to such intervals as will result in annuity payments of at least $50.

  Once annuity payments have commenced for an Annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump-sum settlement in lieu of payments.

DEATH OF ANNUITANT AFTER MATURITY DATE

  In the event of the death of the Annuitant after the Maturity Date, the present values on the date of death of any remaining guaranteed payments will be paid in one sum to the beneficiary designated unless other provisions have been made. Calculations of present values will be based on the interest rate that we use to determine the amount of each payment.

                INVESTMENTS BY THE COMPANY

  Assets of the Company must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment.
In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the modified guaranteed annuity contracts, and other general account products, will be funded by the Company's general account.

  In establishing Guaranteed Interest Rates, the Company will consider the yields on the fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates," page 2.) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which fixed income securities may be zero coupon securities. While the foregoing generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Connecticut and other state insurance laws.

                      AMENDMENT OF CONTRACTS

  We reserve the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                      ASSIGNMENT OF CONTRACTS

  The contract may be assigned as permitted by applicable law unless endorsed to the contrary. An assignment will not be binding on us until we receive notice in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax advisor regarding the tax consequences of an assignment. Ownership of contracts issued in connection with Section 401(a), 401(k), 403(a), 403(b), 408, 414(d) or 457 plans may not generally be assigned.

                    DISTRIBUTION OF CONTRACTS

  Travelers Equities Sales, Inc. ("TESI") is the principal underwriter for the contracts. TESI is registered with the Securities and Exchange Commission under the Securities
Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

  TESI may enter into Distribution Agreements with certain broker-dealers registered under the Securities Exchange Act of 1934. The Company will pay a maximum commission of 4.5% for the sale of a contract. In the future, the Company may pay a commission on an election of a subsequent Guarantee
Period by an Owner.

                  FEDERAL TAX CONSIDERATIONS

GENERAL

  The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code").
Generally, amounts credited to a contract are not taxable until received by the Owner, participant or beneficiary, either in the form of Annuity Payments or other distributions. Tax consequences and limits are described further below for each annuity program.

SECTION 403(B) PLANS AND ARRANGEMENTS

  Purchase Payments for tax-deferred annuity contracts may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, these payments are not currently includable in the gross income of the participants. Increases in the value of the contract attributable to these purchase payments are similarly not subject to current taxation. The income in the contract is taxable as ordinary income whenever distributed.

  An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions.

  Amounts attributable to salary reductions and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions.
These restrictions do not apply to assets held generally as of December 31, 1988.

  Distribution must begin by April 1st of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply at the death of the participant.

  Eligible rollover distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403(b) contract or to an Individual Retirement Arrangement
(IRA) without federal income tax withholding.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

  Under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under
Section 501(a) of the Code, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

  Distributions in the form of Annuity or Income Payments are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions described in Section 402 of the Code may be eligible for special ten-year forward averaging treatment for individuals born before January 1, 1936. All individuals may be eligible for favorable five-year forward averaging of lump-sum distributions. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

  An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions.

INDIVIDUAL RETIREMENT ANNUITIES

  To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity
(IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

  Partial or full distributions made prior to the age of 59 1/2, except in the case of death, disability or distribution for life or life expectancy, will incur a penalty tax of 10% plus ordinary income tax treatment of the taxable amount received. Distributions after the age of 59 1/2 are treated as ordinary income. Amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

  Section 408(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SECTION 457 PLANS

  Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals.

  The Owner of contracts issued under Section 457 plans is the employer or a contractor of the participant and amounts may not be made available to participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury
Regulations.  The proceeds of annuity contracts purchased by
Section 457 plans are subject to the claims of general creditors of the employer or contractor.

  Distributions must begin generally by April lst of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participant.

  All distributions from plans that meet the requirements of
Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

NONQUALIFIED ANNUITIES

  Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of an Owner when that Owner transfers the contract without adequate consideration.

  The federal tax law requires nonqualified annuity contracts issued on or after January 19, 1985 to meet minimum mandatory distribution requirements upon the death of the Owner. Failure to meet these requirements will cause the succeeding Owner or beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends upon whether an Annuity Option is elected or whether the succeeding Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules.

  If two or more nonqualified annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before annuitization of a contract will generally be taxed on an income-first basis to the extent of income in the contract. Certain pre-August 14, 1982 deposits into a nonqualified annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash withdrawal under the tax law.

  With certain exceptions, the law will impose an additional tax if an Owner makes a withdrawal of any amount under the contract which is allocable to an investment made after August 13, 1982. The amount of the additional tax will be 10% of the amount includable in income by the Owner because of the withdrawal. The additional tax will not be imposed if the amount is received on or after the Owner reaches the age of 59 1/2, or if the amount is one of a series of substantially equal periodic payments made for life or life expectancy of the taxpayer. The additional tax will not be imposed if the withdrawal or partial surrender follows the death or disability of the Owner.

FEDERAL INCOME TAX WITHHOLDING

  The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR
ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING
PLANS

There is an unwaivable 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL
   REDEMPTIONS)

To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD
   GREATER THAN ONE YEAR)

The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January
1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from the withholding requirements.

   Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

TAX ADVICE

  Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, participant or beneficiary who may make elections under a contract. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax-benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

                          LEGAL OPINION

  Legal matters in connection with federal laws and regulations affecting the issue and sale of the Modified Guaranteed Annuity Contracts described in this Prospectus and the organization of the Company, its authority to issue Modified Guaranteed Annuity Contracts under Connecticut law and the validity of the forms of the Modified Guaranteed Annuity Contracts under Connecticut law have been passed on by the General Counsel of the Life and Annuities Division of the Company.

                       INDEPENDENT ACCOUNTANTS

  The consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 1994 and the consolidated balance sheets of The Travelers
Insurance Company as of December 31, 1994 and 1993, included in The Travelers Insurance Company's Form 10-K for the year ended December 31, 1994, have been incorporated by reference herein in reliance upon the report (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to a change in accounting for investments. The consolidated statements of operations and retained earnings and cash flows of The Travelers Insurance Company for the years ended December 31, 1993 and 1992, have been incorporated by reference herein in reliance upon the reports dated January
24, 1994 and February 9, 1993 (except for Notes 2 and 5, as to which the date is January 24, 1994), which includes an explanatory paragraph regarding the Company's change in its methods of accounting for post-retirement benefits other than pensions, income taxes and foreclosed assets in 1992
(also incorporated by reference herein) of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

                           APPENDIX A
              ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Deposit:                      $50,000.00
Guarantee Period:             5 Years
Guaranteed Interest Rate:     5% Effective Annual Rate

The following examples illustrate how the Market Value Adjustment may affect the values of your contract. In these examples, the surrender occurs one year after a Deposit of $50,000 was made to the Contract. The Maturity Value of this Deposit would be $63,814.08 at the end of the five-year Guarantee Period. However, after one year, when the surrenders occur in these examples, the value of the Deposit and accumulated guaranteed interest would be $52,500.00.

The Market Value Adjustment will be based on the rate the Company is crediting at the time of surrender on new Deposits of the same term-to-maturity as the time remaining in your Guarantee Period. One year after the Deposit, you would have four years remaining in the five-year Guarantee Period.

EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

A negative Market Value Adjustment results from a surrender that occurs when interest rates have increased since the date of Deposit. Assume interest rates have increased one year after the Deposit and the Company is crediting 7% for a four-year Guarantee Period. If you surrender the full Deposit, the Market Adjusted Value would be:

        $47,784.02 = $63,814.08 x [1/1 + .07 + .005]4


The Market Value Adjustment is a reduction of $4,715.98 from the Deposit plus accumulated interest:

        $47,784.02  =  $52,500.00 - $4,715.98

If instead of a full surrender, 50% of the Deposit were surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:

        $23,892.01 = $31,907.04 x [1/1 + .035 + .005]4

The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to surrender, or $31,907.04.

EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

A positive Market Value Adjustment results from a surrender that occurs when interest rates have decreased since the date of Deposit. Assume interest rates have decreased one year later and the Company is then crediting 3.5% for a four-year Guarantee Period.

If you surrender the full Deposit, the Market Adjusted Value would be:

        $54,548.54 = $63,814.08 x [1/1 + .035 + .005]4

The Market Value Adjustment is an increase of $2,048.54 over the Deposit plus accumulated interest:

        $54,548.54 = $52,500.00 + $2,048.54

If instead of a full surrender, 50% of the Deposit were surrendered, the Market Adjusted Value of the surrendered portion would be 50% of the full surrender:

       $27,274.27 = $31,907.04 x [1/1 + .035 + .005]4


The Maturity Value after the partial surrender would be 50% of the Maturity Value prior to the surrender, or $31,907.04.

These examples only illustrate what may happen when interest rates increase or decrease after a Deposit is made to the Contract. A particular Market Value Adjustment may have a greater or lesser impact than that shown in these examples, depending on how much interest rates have changed since the Deposit and the amount of time remaining to Maturity. In addition, a surrender charge may be assessed on surrenders made before the Deposit has been under the contract for five years.

          INDIVIDUAL MODIFIED GUARANTEED ANNUITY CONTRACTS



                              Issued By

                    THE TRAVELERS INSURANCE COMPANY






L-11168                                          TIC Ed 5-95
                                           PRINTED IN U.S.A.



                            Financials

                          Independent Auditors' Report




The Board of Directors and Shareholder of
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", in 1994.




                                                 /s/KPMG PEAT MARWICK LLP



Hartford, Connecticut
January 17, 1995

                       Report of Independent Accountants



To the Board of Directors and Shareholder of The Travelers Insurance Company and Subsidiaries:


We have audited the consolidated statements of operations and retained earnings and cash flows of The Travelers Insurance Company and Subsidiaries for the year ended December 31, 1993. These consolidated financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of The Travelers Insurance Company and Subsidiaries for the year ended December 31, 1993 in conformity with generally accepted accounting principles.



/S/ COOPERS & LYBRAND
Hartford, Connecticut
January 24, 1994

                       Report of Independent Accountants



To the Board of Directors and Shareholder of The Travelers Insurance Company and Subsidiaries:


We have audited the consolidated statements of operations and retained earnings and cash flows for The Travelers Insurance Company and Subsidiaries for the year ended December 31, 1992. These consolidated financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of The Travelers Insurance Company and Subsidiaries for the year ended December 31, 1992 in conformity with generally accepted accounting principles.

As discussed in Notes 2, 5, 10 and 13 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions, accounting for income taxes and accounting for foreclosed assets in 1992.



/S/ COOPERS & LYBRAND
Hartford, Connecticut
February 9, 1993, except for Notes 2 and 5,
  as to which the date is January 24, 1994

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS


- --------------------------------------------------------------------------|------------------------------
(for the year ended December 31, in millions)                     1994    |        1993              1992
- --------------------------------------------------------------------------|------------------------------
                                                                          |
                                                                          |
REVENUES                                                                  |
Premiums                                                      $  3,861    |    $  2,725         $  2,686
Net investment income                                            1,849    |       1,884            2,101
Realized investment gains (losses)                                  14    |        (21)            (747)
Other                                                            1,023    |         859              785
- --------------------------------------------------------------------------|------------------------------
                                                                 6,747    |       5,447            4,825
- --------------------------------------------------------------------------|------------------------------
BENEFITS AND EXPENSES                                                     |
Current and future insurance benefits                            3,421    |       3,121            3,000
Interest credited to contractholders                               967    |       1,206            1,456
Claim settlement expenses                                          193    |         231              264
Amortization of deferred acquisition costs and value of                   |
   insurance in force                                              284    |          55               61
General and administrative expenses                              1,025    |         751              987
- --------------------------------------------------------------------------|------------------------------
                                                                 5,890    |       5,364            5,768
- --------------------------------------------------------------------------|------------------------------
                                                                          |
Income (loss) before federal income taxes                                 |
  and cumulative effects                                                  |
  of changes in accounting principles                              857    |          83            (943)
- --------------------------------------------------------------------------|------------------------------
                                                                          |
Federal income taxes:                                                     |
  Current                                                           36    |          20                2
  Deferred                                                         276    |        (78)            (340)
- --------------------------------------------------------------------------|------------------------------
                                                                   312    |        (58)            (338)
- --------------------------------------------------------------------------|------------------------------
                                                                          |
Income (loss) before cumulative effects of changes                        |
  in accounting principles                                         545    |         141            (605)
Cumulative effect of change in accounting                                 |
  for postretirement benefits other than                                  |
  pensions, net of tax                                               -    |           -            (126)
Cumulative effect of change in accounting                                 |
  for income taxes                                                   -    |           -              350
- --------------------------------------------------------------------------|------------------------------
                                                                          |
Net income (loss)                                                  545    |         141            (381)
Retained earnings beginning of year                              1,017    |         888            1,281
Dividends to parent company                                          -    |        (14)             (14)
Preference stock tax benefit allocated by parent                     -    |           2                2
- --------------------------------------------------------------------------|------------------------------
Retained earnings end of year                                 $  1,562    |    $  1,017         $    888
- --------------------------------------------------------------------------|------------------------------




                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

- ---------------------------------------------------------------------------------------------------------
(at December 31, in millions)                                                        1994            1993
- ---------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at market in 1994 (cost, $18,579);
     at lower of aggregate cost or market in 1993 (market, $18,284)                 $17,260       $18,045
Bonds, held for investment (market, $18)                                                  -            18
Equity securities, at market (cost, $173; $199)                                         169           220
Mortgage loans                                                                        4,938         6,845
Real estate held for sale, net of accumulated depreciation of $9; $0                    383           954
Policy loans                                                                          1,581         1,366
Short-term securities                                                                 2,279         1,376
Other investments                                                                       885           687
- ---------------------------------------------------------------------------------------------------------
         Total investments                                                           27,495        29,511
- ---------------------------------------------------------------------------------------------------------
Cash                                                                                    102            50
Investment income accrued                                                               362           379
Premium balances receivable                                                             215           224
Reinsurance recoverable                                                               2,915         2,883
Deferred acquisition costs and value of insurance in force                            1,939         1,794
Deferred federal income taxes                                                           950           855
Separate and variable accounts                                                        5,160         4,666
Other assets                                                                          1,397           979
- ---------------------------------------------------------------------------------------------------------
         Total assets                                                               $40,535       $41,341
- ---------------------------------------------------------------------------------------------------------
LIABILITIES
Contractholder funds                                                                $16,354       $17,850
Future policy benefits                                                               11,480        11,263
Policy and contract claims                                                            1,222         1,274
Separate and variable accounts                                                        5,128         4,644
Short-term debt                                                                          74             -
Other liabilities                                                                     1,923         2,007
- ---------------------------------------------------------------------------------------------------------
         Total liabilities                                                           36,181        37,038
- ---------------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million
 shares authorized, issued and outstanding                                              100           100
Additional paid-in capital                                                            3,452         3,179
Unrealized investment gains (losses), net of taxes                                    (760)             7
Retained earnings                                                                     1,562         1,017
- ---------------------------------------------------------------------------------------------------------
         Total shareholder's equity                                                   4,354         4,303
- ---------------------------------------------------------------------------------------------------------
         Total liabilities and shareholder's equity                                 $40,535       $41,341
- ---------------------------------------------------------------------------------------------------------


                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          Increase (Decrease) in Cash

- -------------------------------------------------------------------------------------------------------------
(for the year ended December 31, in millions)                      1994     |          1993              1992
- ----------------------------------------------------------------------------|--------------------------------
                                                                            |
CASH FLOWS FROM OPERATING ACTIVITIES                                        |
  Premiums collected                                           $  3,722     |      $  2,530         $   2,594
  Net investment income received                                  1,895     |         1,794             2,134
  Other revenues received                                           734     |           568               568
  Benefits and claims paid                                       (3,572)    |        (2,902)           (3,123)
  Interest credited to contractholders                             (922)    |        (1,154)           (1,404)
  Operating expenses paid                                          (972)    |          (859)             (869)
  Income taxes (paid) refunded                                      (27)    |            25                (2)
  Trading account investments, (purchases) sales, net                 -     |        (1,576)             (364)
  Other                                                            (141)    |           202               522
- ----------------------------------------------------------------------------|--------------------------------
    Net cash provided by (used in) operating activities             717     |        (1,372)               56
- ----------------------------------------------------------------------------|--------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                                        |
  Investment repayments                                                     |
    Fixed maturities                                              2,783     |         2,624             2,084
    Mortgage loans                                                1,337     |         1,210             1,063
  Proceeds from investments sold                                            |
    Fixed maturities                                              1,370     |           102               175
    Equity securities                                               359     |            75               173
    Mortgage loans                                                  557     |           310               254
    Real estate                                                     728     |           949               235
  Investments in                                                            |
    Fixed maturities                                             (4,767)    |        (3,269)           (2,471)
    Equity securities                                              (340)    |           (51)             (119)
    Mortgage loans                                                  (94)    |          (246)              (63)
  Policy loans, net                                                (215)    |            (2)             (184)
  Short-term securities, (purchases) sales, net                    (903)    |           860              (615)
  Other investments, (purchases) sales, net                         (50)    |            53               191
  Securities sold under repurchase agreement                       (209)    |             -                 -
  Cash from disposition of operations                                53     |             -                 5
- ----------------------------------------------------------------------------|--------------------------------
    Net cash provided by investing activities                       609     |         2,615               728
- ----------------------------------------------------------------------------|--------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES                                        |
  Issuance (redemption) of short-term debt, net                      74     |             -                 -
  Contractholder fund deposits                                    2,197     |         3,159             3,047
  Contractholder fund withdrawals                                (3,529)    |        (4,418)           (5,003)
  Dividends to parent company                                         -     |           (14)              (14)
  Return of capital to parent company                               (23)    |             -                 -
  Contributions from parent company                                   -     |             -               500
  Other                                                               7     |             6                 2
- ----------------------------------------------------------------------------|--------------------------------
    Net cash used in financing activities                        (1,274)    |        (1,267)           (1,468)
- ----------------------------------------------------------------------------|--------------------------------
Net increase (decrease) in cash                                $     52     |      $    (24)        $    (684)
- ----------------------------------------------------------------------------|--------------------------------
                                                                            |
Cash at December 31                                            $    102     |      $     50         $      74
- -------------------------------------------------------------------------------------------------------------




                See notes to consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The Travelers Insurance Company and its subsidiaries (the Company) is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIG). TIG is an indirect wholly owned subsidiary of The Travelers Inc. Significant accounting policies used in the preparation of the accompanying financial statements follow.

       Basis of presentation

       In December 1992, Primerica Corporation (Primerica) acquired approximately 27% of the common stock of the Company's then parent, The Travelers Corporation (the Acquisition). The Acquisition was accounted for as a purchase. In connection with the Acquisition, Primerica transferred 100% of the preferred provider organization and third party administrator networks of Transport Life Insurance Company (a wholly owned subsidiary of Primerica) to The Travelers Corporation, which contributed them to the Company. The Company realized an increase to shareholder's equity of $23 million related to this contribution.

       Effective December 31, 1993, Primerica acquired the approximately 73% of The Travelers Corporation common stock which it did not already own, and The Travelers Corporation was merged into Primerica, which was renamed The Travelers Inc. This was effected through the exchange of .80423 shares of The Travelers Inc. common stock for each share of The Travelers Corporation common stock (the Merger). All subsidiaries of The Travelers Corporation were contributed to TIG. In conjunction with the Merger, The Travelers Inc. contributed Travelers Insurance Holdings Inc. (formerly Primerica Insurance Holdings, Inc.) and its subsidiaries
       (TIHI) to TIG, which in turn contributed TIHI to the Company.

       TIHI is an intermediate holding company whose primary subsidiaries are Primerica Life Insurance Company (Primerica Life) and its subsidiary National Benefit Life Insurance Company (NBL), and Transport Life Insurance Company (Transport). Through its subsidiaries, TIHI primarily offers individual insurance and specialty accident and health insurance. The Company realized an increase to shareholder's equity of $2.1 billion at December 31, 1993 related to the contribution of TIHI. At December 31, 1993 and subsequent, TIHI is included in the Life and Annuities segment.

       The consolidated financial statements and the accompanying notes reflect the historical operations of the Company for the years ended December 31, 1993 and 1992. The results of operations of TIHI and its subsidiaries are not included in the 1993 and 1992 financial statements. The Company's consolidated balance sheet and related data at December 31, 1994 and 1993 include TIHI on a fully consolidated basis. The Acquisition and the Merger are being accounted for as a "step acquisition." The consolidated balance sheet and related data at December 31, 1993 reflect adjustments of assets and liabilities of the Company (except TIHI) to their fair values determined at each acquisition date (i.e., 27% of values at December 31, 1992 as carried forward and 73% of the values at December 31, 1993). These assets and liabilities are reflected in the consolidated balance sheet at December 31, 1993 based upon management's then best estimate of their fair values. Evaluation and appraisal of assets and liabilities, including investments, the value of insurance in force, reinsurance recoverable, other insurance assets and liabilities and related deferred income taxes were completed during 1994.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       The excess of the 27% share of assigned value of identifiable net assets over cost at December 31, 1992, which was allocated to the Company through the "pushdown" basis of accounting, was approximately $56 million and is being amortized over ten years on a straight-line basis.

       The excess of the purchase price of the common stock over the fair value of the 73% of net assets acquired at December 31, 1993, which was allocated to the Company through the "pushdown" basis of accounting, was approximately $340 million and is being amortized over 40 years on a straight-line basis.

       The consolidated statement of operations and retained earnings, the consolidated statement of cash flows and the related accompanying notes for the year ended December 31, 1994, which are presented on a purchase accounting basis, are separated from the corresponding 1993 and 1992 information, which is presented on a historical accounting basis, to indicate the difference in valuation bases.

       Principles of Consolidation

       The financial statements have been prepared in conformity with generally accepted accounting principles and include the Company and its
       significant insurance and noninsurance subsidiaries.   Certain prior
       year amounts have been reclassified to conform with the 1994 presentation.

       Investments

       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Securities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity. As of December 31, 1993, in conjunction with the Merger, the majority of fixed maturities were classified as "available for sale" and recorded at the lower of aggregate cost or market value. Fixed maturities classified as "held for investment" were carried at amortized cost.

       Equity securities, which include common and nonredeemable preferred stocks, are available for sale and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

       Mortgage loans are carried at amortized cost. Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value was established at time of foreclosure by appraisers, both internal and external, using discounted cash flow analyses and other acceptable techniques.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future interest payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

       Gains or losses arising from futures contracts used to hedge investments are treated as basis adjustments and are recognized in income over the life of the hedged investments.

       Gains and losses arising from forward contracts used to hedge foreign investments in the Company's U.S. portfolios are a component of realized investment gains and losses. Gains and losses arising from forward contracts used to hedge investments in foreign operations (primarily Canadian) are reflected directly in shareholder's equity, net of income taxes.

       Interest rate swaps are used to manage interest rate risk in the investment portfolio and are marked to market with unrealized gains and losses recorded as a component of shareholder's equity, net of income taxes. Rate differentials on interest rate swap agreements are accrued between settlement dates and are recognized as an adjustment to interest income from the related investment.

       Investment Gains and Losses

       Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date and, prior to the Merger, included adjustments to investment valuation reserves. These adjustments reflected changes considered to be other than temporary in the net realizable value of investments. Also included are gains and losses arising from the translation of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

       Policy Loans

       Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

       Deferred Acquisition Costs

       Costs of acquiring individual life insurance, annuities, and health business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance and guaranteed renewable health contracts are amortized over the period of anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 10- to 25-year amortization period is used; for guaranteed renewable health, a 10-year period, and a 10- to 15-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Value of Insurance In Force

       The value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of the Merger using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance and guaranteed renewable health policies are amortized over the period of anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

       Separate and Variable Accounts

       Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are carried at amortized cost, except at December 31, 1993 the assets and liabilities of these accounts were recorded at the value assigned at the acquisition dates. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

       Goodwill

       The excess of the 27% share of assigned value of identifiable assets over cost at December 31, 1992 allocated to the Company as a result of the Acquisition amounted to approximately $56 million and is being amortized over 10 years on a straight-line basis. Goodwill resulting from the excess of the purchase price over the fair value of the 73% of net assets acquired related to the Merger amounted to approximately $340 million at December 31, 1993 and is being amortized over 40 years on a straight-line basis. TIHI has goodwill of $246 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Contractholder Funds

       Contractholder funds represent receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are also increased by interest credited and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions based on contract provisions, the Company's experience and industry standards. Interest rates credited to contractholder funds range from 3.4% to 8.0%. Contractholder funds also include other funds that policyholders leave on deposit with the Company.

       Benefit Reserves

       Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 12.0%, including adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that the future experience will differ substantially from that previously assumed. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

       Operating Leases

       At December 31, 1993, operating leases were recorded at the value assigned at the acquisition dates and included in the consolidated balance sheet as a component of other liabilities. This liability is being amortized over the average lease period.

       Permitted Statutory Accounting Practices

       The Company, domiciled principally in Connecticut and Massachusetts, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

       Premiums

       Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term. At December 31, 1993, the deferred profits on limited-payment policies were recorded at the values assigned at the acquisition dates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Other Revenues

       Other revenues include surrender, mortality and administrative charges and fees as earned on investment, universal life and other insurance contracts. Other revenues also include gains and losses on dispositions of assets and operations other than realized investment gains and losses, revenues of noninsurance subsidiaries, and the pretax operating results of real estate joint ventures.

       Interest Credited to Contractholders

       Interest credited to contractholders represents amounts earned by universal life, pension investment and certain individual annuity contracts in accordance with contract provisions.

       Federal Income Taxes

       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes in the Company's deferred federal income tax asset during the year. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

       Accounting Standards not yet Adopted

       Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (FAS 118), and Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS 114), describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements also amend existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these statements, effective January 1, 1995, will not have a material effect on results of operations or financial position.

2.     CHANGES IN ACCOUNTING PRINCIPLES

       Accounting for Certain Debt and Equity Securities

       Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Investment securities have been classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to shareholder's equity. Previously, securities classified as available for sale were carried at the lower of aggregate cost or market value. Initial adoption of this standard resulted in an increase of approximately $232 million (net of taxes) to net unrealized gains which is included in shareholder's equity. This increase included an unrealized gain of $133 million (net of income taxes) on TIHI's investment in the common stock of The Travelers Inc. See note 15 for additional disclosures.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       Offsetting of Amounts Related to Certain Contracts

       Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (Interpretation 39). The general principle of Interpretation 39 states that amounts due from and due to another party may not be offset in the consolidated balance sheet unless a right of setoff exists and the parties intend to exercise the right of setoff. Implementation of Interpretation 39 did not have a material impact on the Company's financial position; however, assets and liabilities were both increased by $68 million as of December 31, 1994.

       Accounting and Reporting for Reinsurance Contracts

       In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (FAS 113). FAS 113 requires the reporting of reinsurance receivables and prepaid reinsurance premiums as assets and precludes the immediate recognition of gains for all reinsurance contracts unless the liability to the policyholder has been extinguished. Implementation of FAS 113 did not have an impact on the Company's earnings, however, assets and liabilities increased by like amounts. See note 5 for additional reinsurance disclosures.

       Postretirement Benefits Other Than Pensions

       In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). As required, the Company changed its method of accounting for retiree benefit plans effective January 1, 1992, to accrue for the Company's share of the costs of postretirement benefits over the service period rendered by employees. Previously these benefits were charged to expense when paid. The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $126 million. See note 10 for additional information relating to FAS 106.

       Accounting for Income Taxes

       In the third quarter of 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) with retroactive application to January 1, 1992. FAS 109 establishes new principles for calculating and reporting the effects of federal income taxes in financial statements. FAS 109 replaces the income statement orientation inherent in the prior income tax accounting standard with a balance sheet approach. Under the new approach, deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. FAS 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       The implementation of FAS 109 resulted in a one time increase to earnings of $350 million in the first quarter of 1992. This increase in earnings was principally due to tax rate differences and the recognition of a portion of previously unrecognized deferred tax assets. See note 13 for further discussion of FAS 109.

       Accounting for Foreclosed Assets

       In February 1993, The Travelers Corporation announced its intent to accelerate the sale of foreclosed real estate and, effective December 31, 1992, changed its method of accounting for foreclosed assets in compliance with the American Institute of Certified Public Accountants' Statement of Position 92-3, "Accounting for Foreclosed Assets" (SOP 92-3). This guidance requires that in-substance foreclosures and foreclosed assets held for sale be carried at the lower of cost or fair value less estimated costs to sell. Previously, all foreclosed assets were carried at cost less accumulated depreciation. This accounting change resulted in a pretax charge of $412 million to realized investment losses in 1992.

3.     ACQUISITIONS AND DISPOSITIONS

       In December 1994, the Company and its affiliates sold its group dental insurance business to Metropolitan Life Insurance Company (MetLife) and realized a gain on the sale of $9 million (aftertax).

       On January 3, 1995, the Company and its affiliates completed the sale of its group life and related businesses to MetLife, and completed the formation of The MetraHealth Companies, Inc. (MetraHealth), a joint venture of the medical businesses of the Company and its affiliates and MetLife.

       The Company and its affiliates sold its group life business as well as related non-medical group insurance businesses to MetLife for $350 million. The assets transferred included customer lists, books and records, and furniture and equipment. In connection with the sale, the Company and its affiliates agreed to cede 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, the Company and its affiliates transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

       On January 3, 1995, the Company and MetLife and certain of their affiliates formed the MetraHealth joint venture by contributing their group medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. The assets transferred included cash, fixed assets, customer lists, books and records, certain trademarks and other assets used exclusively or primarily in the medical businesses. The Company also contributed all of the capital stock of its wholly owned subsidiary, The Travelers Employee Benefits Company, to MetraHealth. The total contribution by the Company amounted to $336 million at carrying value on the date of contribution. No gain was recognized upon the formation of the joint venture. Upon formation of the joint venture the Company owned 42.6% of the outstanding capital stock of MetraHealth, TIG owned 7.4% and the other 50% was owned by MetLife and its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.     ACQUISITIONS AND DISPOSITIONS, Continued

       In connection with the formation of the joint venture, the transfer of the fee based medical business (Administrative Services Only) and other noninsurance business to MetraHealth was completed on January 3, 1995. As the medical insurance business of the Company comes due for renewal and after obtaining regulatory approvals, the risks will be transferred to MetraHealth. In the interim the related operating results for this medical insurance business will be reported by the Company.

       All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's Managed Care and Employee Benefits Operations (MCEBO). Revenues and net income from MCEBO for the year ended 1994 amounted to $3.5 billion and $157 million, respectively. Beginning in 1995 the Company's results will reflect the runoff medical insurance business, plus its equity interest in the earnings of MetraHealth.

       On December 31, 1993, in conjunction with the Merger, The Travelers Inc. contributed TIHI to TIG, which TIG then contributed to the Company at a carrying value of $2.1 billion. Through its subsidiaries TIHI primarily offers individual life insurance and specialty accident and health insurance.

       In December 1992, in conjunction with the Acquisition, The Travelers Corporation acquired Transport Life Insurance Company's preferred provider and third party administrator organizations from Primerica Corporation (see note 1), and on December 30, 1992 contributed these businesses to the Company.

4.     COMMERCIAL PAPER AND LINES OF CREDIT

       The Company issues commercial paper directly to investors and had $74 million outstanding at December 31, 1994. The Company maintains unused credit availability under bank lines of credit at least equal to the amount of the outstanding commercial paper.

       In 1994, The Travelers Inc., Commercial Credit Company (an indirect wholly owned subsidiary of The Travelers Inc.) and the Company entered into an agreement with a syndicate of banks to provide $1.5 billion of revolving credit, to be allocated to any of the above-indicated companies. The revolving credit facility consists of a 364-day revolving credit in the amount of $300 million and a 5-year revolving credit in the amount of $1.2 billion. The participation of the Company in this facility is limited to $300 million, and at December 31, 1994, the Company's allocation was $200 million, all of which was unused.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.     REINSURANCE

       The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. The Company remains primarily liable as the direct insurer on all risks reinsured. It is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies which vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million. The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to the Travelers Indemnity Company.

       A summary of reinsurance financial data reflected within the consolidated statement of operations and retained earnings is presented below (in millions):

- -----------------------------------------------------------------|------------------------------
                                                        1994     |        1993            1992
- -----------------------------------------------------------------|------------------------------
                                                                 |
Written Premiums:                                                |
    Direct                                           $  4,529    |     $  3,308         $  3,163
                                                                 |
    Assumed from:                                                |
      Affiliated companies                                 59    |           31               15
      Non-affiliated companies                             33    |           60              115
                                                                 |
    Ceded to:                                                    |
      Affiliated companies                               (358)   |         (496)            (522)
      Non-affiliated companies                           (341)   |          (98)             (62)
- -----------------------------------------------------------------|------------------------------
                                                                 |
    Total Net Written Premiums                       $  3,922    |     $  2,805         $  2,709
=================================================================|==============================
                                                                 |
Earned Premiums:                                                 |
    Direct                                           $  4,475    |     $  3,256         $  3,124
                                                                 |
    Assumed from:                                                |
      Affiliated companies                                 65    |           32               15
      Non-affiliated companies                             30    |           32              110
                                                                 |
    Ceded to:                                                    |
      Affiliated companies                               (384)   |         (512)            (491)
      Non-affiliated companies                           (333)   |          (87)             (64)
- -----------------------------------------------------------------|------------------------------
                                                                 |
    Total Net Earned Premiums                        $  3,853    |     $  2,721         $  2,694
=================================================================|==============================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.     REINSURANCE, Continued

      Reinsurance recoverables at December 31 include amounts recoverable on unpaid and paid losses and were as follows (in millions):

       ------------------------------------------------------------------------------
                                                                1994         1993
       ------------------------------------------------------------------------------
       Reinsurance Recoverables:
           Life and accident and health business:
             Affiliated companies                           $      3         $      3
             Non-affiliated companies                            661              689

           Property-casualty business:
             Affiliated companies                              2,251            2,191
       ------------------------------------------------------------------------------

           Total Reinsurance Recoverables                   $  2,915         $  2,883
       ==============================================================================

6.    SHAREHOLDER'S EQUITY

      Additional Paid-In Capital

      The increase of $273 million in additional paid-in capital during 1994 is due primarily to the finalization of the evaluations and appraisals used to assign fair values to assets and liabilities under purchase accounting.

      The increase of $1.7 billion in additional paid-in capital during 1993 arose from a contribution of $400 million from The Travelers Corporation and the contribution of TIHI (see notes 1 and 3). This was partially offset by the impact of the initial evaluations and appraisals used to assign fair values to assets and liabilities under purchase accounting.

      The increase in additional paid-in capital during December 31, 1992 arose from a contribution of $500 million in 1992 from The Travelers Corporation and the contribution of Transport Life Insurance Company's preferred provider and third party administrator organizations in 1992 (see note 3).

      Unrealized Investment Gains (Losses)

      An analysis of the change in unrealized gains and losses on investments is shown in note 15.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.     SHAREHOLDER'S EQUITY, Continued

       Shareholder's Equity and Dividend Availability

       The statutory net income, including TIHI, was $100 million for the year ended December 31, 1994. The statutory net loss, excluding TIHI, was $648 million and $346 million for the years ended December 31, 1993 and 1992, respectively.

       Statutory capital and surplus was $2.1 billion and $1.8 billion at December 31, 1994 and 1993, respectively.

       The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to TIG without prior approval of insurance regulatory authorities. Under statutory accounting practices, there is no statutory surplus available in 1995 for dividends to TIG without prior approval of the Connecticut Insurance Department.

       Dividend payments to the Company from its insurance subsidiaries are subject to similar restrictions and statutory surplus of the subsidiaries is not available in 1995 for dividends to the Company without prior approval of insurance regulatory authorities.

7.     ADDITIONAL OPERATING INFORMATION

       The Company has segmented its business by major product lines. TIHI was contributed to the Company on December 31, 1993, and its assets at that date and subsequent and its operations for the year ended December 31, 1994 are included in the following table in the Life and Annuities segment. Transport Life Insurance Company's preferred provider and third party administrator organizations were contributed to the Company in December 1992 and are included in the Managed Care and Employee Benefits segment.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


7.  ADDITIONAL OPERATING INFORMATION, continued

    Results included in the table below reflect 1993 fourth quarter after-tax charges of $103 million for an addition to reserves for foreclosed properties held for sale and 1992 fourth quarter after-tax charges of $272 million for implementation of SOP 92-3 and $193 million for an addition to mortgage loan valuation reserves.

                                                                        Managed Care        Corporate
                                                   Travelers Life       and Employee        and Other
(in millions)                                       and Annuities           Benefits       Operations       Consolidated
- ------------------------------------------------------------------------------------------------------------------------
1994
- ----
Revenues
  Premiums                                                $ 1,492            $ 2,369           $    -            $ 3,861
  Net investment income                                     1,603                246                -              1,849
  Realized investment gains                                    13                  -                1                 14
  Other                                                       173                850                -              1,023
- ------------------------------------------------------------------------------------------------------------------------
        Total                                             $ 3,281            $ 3,465           $    1            $ 6,747
- ------------------------------------------------------------------------------------------------------------------------

Income (loss) before federal income taxes                 $   604            $   257           $   (4)           $   857
Net income (loss)                                             392                157               (4)               545
Assets                                                     33,078              5,131            2,326             40,535
- ------------------------------------------------------------------------------------------------------------------------

1993
- ----
Revenues
  Premiums                                                $   330            $ 2,395           $    -            $ 2,725
  Net investment income                                     1,616                265                3              1,884
  Realized investment gains (losses)                          (45)                24                -                (21)
  Other                                                       120                737                2                859
- ------------------------------------------------------------------------------------------------------------------------
        Total                                             $ 2,021            $ 3,421           $    5            $ 5,447
- ------------------------------------------------------------------------------------------------------------------------

Income (loss) before federal income taxes                 $   (87)           $   173           $   (3)           $    83
Net income (loss)                                              19                123               (1)               141
Assets (purchase accounting value)                         34,155              4,744            2,442             41,341
- ------------------------------------------------------------------------------------------------------------------------

1992
- ----
Revenues
  Premiums                                                $   278            $ 2,408           $    -            $ 2,686
  Net investment income                                     1,799                290               12              2,101
  Realized investment gains (losses)                         (725)               (22)               -               (747)
  Other                                                       140                645                -                785
- ------------------------------------------------------------------------------------------------------------------------
        Total                                             $ 1,492            $ 3,321           $   12            $ 4,825
- ------------------------------------------------------------------------------------------------------------------------

Income (loss) before federal
  income taxes and cumulative effects of
  changes in accounting principles                        $  (844)           $  (100)          $    1            $  (943)
Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions, net of tax                    (25)              (101)               -               (126)
Cumulative effect of change in
  accounting for income taxes                                 223                124                3                350
Net income (loss)                                            (343)               (42)               4               (381)
Assets                                                     31,378              4,498            2,191             38,067
- ------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company uses derivative financial instruments, including financial futures, interest rate swaps and forward contracts, as a means of prudently hedging exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. Also, in the normal course of business, the Company has fixed and variable rate loan commitments and unfunded commitments to partnerships. The Company does not hold or issue derivative instruments for trading purposes.

       These derivative financial instruments have off-balance-sheet risk. Financial instruments with off-balance-sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum credit loss or cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. For unfunded commitments to partnerships, credit exposure is the amount of the unfunded commitments. For fixed and variable rate loan commitments, credit exposure is represented by the contractual amount of these instruments.

       The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance-sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures. Many transactions include the use of collateral to minimize credit risk and lower the effective cost to the borrower.

       The Company may occasionally enter into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match an asset with a corresponding liability. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty. In all cases, counterparties under these agreements are major financial institutions with the risk of non-performance considered remote. At December 31, 1994 and 1993, the Company had entered into interest rate swaps with contract values of $145 million and $153 million, respectively. At both December 31, 1994 and 1993, the fair value of interest rate swaps was $1 million (loss position) which is determined using a discounted cash flow method.

       The off-balance-sheet risks of financial futures contracts, forward contracts, fixed and variable rate loan commitments and unfunded commitments to partnerships were not considered significant at December 31, 1994 and 1993.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       Fair Value of Certain Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

       At December 31, 1994 and 1993, investments in fixed maturities have a fair value of $17.3 billion and $18.3 billion, respectively. See note 15.

       At December 31, 1994, mortgage loans have a carrying value of $4.9 billion, which approximates fair value, compared with a carrying value and a fair value of $6.8 billion at December 31, 1993. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

       The carrying value of $417 million and $320 million of financial instruments classified as other assets approximates fair values at December 31, 1994 and 1993, respectively. The carrying value of $1.2 billion and $878 million of financial instruments classified as other liabilities also approximates their fair values at December 31, 1994 and 1993, respectively. Fair value is determined using various methods including discounted cash flows and carrying value, as appropriate for the various financial instruments.

       At December 31, 1994, contractholder funds with defined maturities have a carrying value of $4.2 billion and a fair value of $4.0 billion, compared with a carrying value and a fair value of $5.0 billion at December 31, 1993. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities have a carrying value of $9.1 billion and a fair value of $8.8 billion at December 31, 1994, compared with a carrying value of $13.0 billion and a fair value of $12.7 billion at December 31, 1993. These contracts generally are valued at surrender value.

       The assets of separate accounts providing a guaranteed return have a carrying value and a fair value of $1.5 billion and $1.4 billion, respectively, at December 31, 1994, compared with a carrying value and a fair value of $1.5 billion and $1.6 billion, respectively, at December 31, 1993. The liabilities of separate accounts providing a guaranteed return have a carrying value and a fair value of $1.5 billion and $1.3 billion, respectively, at December 31, 1994, compared with a carrying value and a fair value of $1.5 billion and $1.7 billion, respectively, at December 31, 1993.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. DISCLOSURE ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

       The carrying values of cash, short-term securities and investment income accrued approximate their fair values.

       The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

9.     COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance-Sheet Risk

       See Note 8 for a discussion of financial instruments with off-balance-sheet risk.

       Litigation

       In April 1989, a lawsuit was filed against the Company by the federal government alleging the Company improperly handled health benefit claims for individuals who are actively employed and eligible for Medicare coverage. In November 1992, the court ruled on cross motions for summary judgment. The court found that the Company had no liability when acting in the capacity of an administrator of claims. However, the court also recognized that, while the government's right of recovery with respect to insured claims is governed by the substantive terms of our customers' health benefit plan, the right of recovery is independent of procedural limitations in the Company's contracts.

       The Company is a defendant or codefendant in various litigation matters. Although there can be no assurances, as of December 31, 1994, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

10.    BENEFIT PLANS

       Pension Plans

       The Company participates in qualified and nonqualified, noncontributory defined benefit pension plans covering the majority of the Company's U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. For the nonqualified plan, contributions are based on benefits paid.

       Certain subsidiaries of TIHI participate in a noncontributory defined benefit plan sponsored by their ultimate parent, The Travelers Inc.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


10.    BENEFIT PLANS, Continued

       The Company's share of net pension expense was $6 million, $8 million and $22 million for 1994, 1993 and 1992, respectively.

       Through plans sponsored by TIG, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was $2 million in 1994, 1993 and 1992. Certain non-U.S. employees of TIHI are covered by noncontributory defined benefit plans. These plans are funded based upon local laws.

       Other Benefit Plans

       In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees through a plan sponsored by TIG. This plan does not include employees of TIHI.
       Covered employees may become eligible for these benefits if they reach retirement age while working for the Company. These retirees may elect certain prepaid health care benefit plans. Life insurance benefits generally are set at a fixed amount. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of employee contributions.

       In the third quarter of 1992, TIG adopted FAS 106 and elected to recognize the accumulated postretirement benefit obligation (i.e., the transition obligation) as a change in accounting principle retroactive to January 1, 1992. The Company's pretax share of the total cost of the plan for 1994, 1993 and 1992 was $14 million, $29 million and $26 million, respectively.

       The Merger resulted in a change in control of The Travelers Corporation as defined in the applicable plans, and provisions of some employee benefit plans secured existing compensation and benefit entitlements earned prior to the change in control, and provided a salary and benefit continuation floor for employees whose employment was affected. The costs related to these changes have been assumed by TIG.

       Savings, Investment and Stock Ownership Plan

       Under the savings, investment and stock ownership plan available to substantially all employees of TIG (except TIHI), the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on TIG's profitability was added. The Company's matching obligations were $7 million, $10 million and $16 million in 1994, 1993 and 1992, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


11.    RELATED PARTY TRANSACTIONS

       The principal banking functions for certain subsidiaries and affiliates of TIG, and salaries and expenses for TIG and its insurance subsidiaries (excluding TIHI), are handled by the Company. Settlements for these functions between the Company and its affiliates are made regularly.
       The Company provides various insurance coverages, principally life and health, to employees of certain subsidiaries of TIG. The premiums for these coverages were charged in accordance with normal cost allocation procedures. In addition, investment advisory and management services, data processing services and claims processing services are provided by affiliated companies.

       TIG and its subsidiaries maintain short-term investment pools in which the Company participates. The positions of each company participating in the pools are calculated and adjusted daily. At December 31, 1994 and 1993, the pools totaled approximately $1.5 billion and $1.3 billion, respectively. The Company's share of the pools amounted to $1.1 billion and $439 million at December 31, 1994 and 1993, respectively, and is included in short-term securities in the consolidated balance sheet.

       The Company markets a variable annuity product through its affiliate, Smith Barney. Sales of this product were $158 million in 1994.

       The Company leases new furniture and equipment from a noninsurance subsidiary of TIG. The rental expense charged to the Company for this furniture and equipment was $9 million, $10 million and $9 million in 1994, 1993 and 1992, respectively.

       At December 31, 1994 and 1993, TIC has an investment of $23 million and $27 million, respectively, in bonds of its affiliate, Commercial Credit Company. This is included in fixed maturities in the consolidated balance sheet.

       TIHI has an investment of $231 million and $110 million in common stock of The Travelers Inc. at December 31, 1994 and 1993, respectively. This is carried at fair value at December 31, 1994 and at cost at December 31, 1993. At December 31, 1994, TIHI has an investment of $35 million in redeemable preferred stock of The Travelers Inc. which is carried at fair value. TIHI has notes receivable from The Travelers Inc. of $30 million at December 31, 1994 and 1993, which are carried at cost. These assets are included in other investments in the consolidated balance sheet.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


12.    LEASES

       The Company has entered into various operating and capital lease agreements for office space and data processing and certain other equipment. Rental expense under operating leases was $99 million, $113 million and $122 million in 1994, 1993 and 1992, respectively. Future net minimum rental and lease payments are estimated as follows:


      ------------------------------------------------------------------------------------------
                                                     Minimum operating           Minimum capital
      ------------------------------------------------------------------------------------------
      (in millions)                                    rental payments            lease payments
      ------------------------------------------------------------------------------------------
      Year ending December 31,
            1995                                                $  112                    $    7
            1996                                                    85                         7
            1997                                                    69                         4
            1998                                                    54                         4
            1999                                                    47                         4
            Thereafter                                              36                        64
      ------------------------------------------------------------------------------------------
                                                                $  403                    $   90
      ------------------------------------------------------------------------------------------

       The Company is reimbursed by affiliates of TIG for utilization of space and equipment.

       The following is a summary of assets under capital leases:

      -------------------------------------------------------------------------
      (in millions)                                       1994             1993
      -------------------------------------------------------------------------
      Buildings                                         $   25           $   25
      Equipment                                             14               14
      -------------------------------------------------------------------------
                                                            39               39
      Less accumulated depreciation                         17               14
      -------------------------------------------------------------------------
      Net                                               $   22           $   25
      -------------------------------------------------------------------------

       The net carrying value of the assets is recorded at amortized cost and at the value assigned at the acquisition dates at December 31, 1994 and 1993, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13.   FEDERAL INCOME TAXES

      -------------------------------------------------------------------------------------------
      (in millions)                                       1994    |         1993             1992
      ------------------------------------------------------------|------------------------------
                                                                  |
      Effective tax rate                                          |
                                                                  |
      Income (loss) before federal                                |
         income taxes                                   $  857    |      $    83          $  (943)
      ------------------------------------------------------------|------------------------------
      Statutory tax rate                                    35%   |           35%              34%
      ------------------------------------------------------------|------------------------------
                                                                  |
      Expected federal income taxes                     $  300    |      $    29          $  (321)
      Tax effect of:                                              |
         Nontaxable investment income                       (4)   |           (1)              (1)
         Adjustments to benefit and other reserves           -    |          (46)             (18)
         Adjustment to deferred tax asset for                     |
            enacted change in tax rates from                      |
            34% to 35%                                       -    |          (25)               -
         Goodwill                                           12    |            -                -
         Other                                               4    |          (15)               2
      ------------------------------------------------------------|------------------------------
      Federal income taxes                              $  312    |      $   (58)         $  (338)
      ------------------------------------------------------------|------------------------------
                                                                  |
      Effective tax rate                                    36%   |          (70%)             36%
      ------------------------------------------------------------|------------------------------
                                                                  |
      Composition of federal income taxes                         |
      Current:                                                    |
         United States                                  $   22    |      $    17          $    (3)
         Foreign                                            14    |            3                5
      ------------------------------------------------------------|------------------------------
            Total                                           36    |           20                2
      ------------------------------------------------------------|------------------------------
                                                                  |
      Deferred:                                                   |
         United States                                     271    |          (78)            (340)
         Foreign                                             5    |            -                -
      ------------------------------------------------------------|------------------------------
            Total                                          276    |          (78)            (340)
      ------------------------------------------------------------|------------------------------
      Federal income taxes                              $  312    |      $   (58)         $  (338)
      -------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13.   FEDERAL INCOME TAXES, Continued

       The net deferred tax assets at December 31, 1994 and 1993 were comprised of the tax effects of the temporary differences related to the following assets and liabilities:


       ----------------------------------------------------------------------------------------------
       (in millions)                                                         1994                1993
       ----------------------------------------------------------------------------------------------
       Deferred tax assets:
         Benefit, reinsurance and other reserves                        $     453             $   575
         Contractholder funds                                                 158                 184
         Investments                                                          690                 492
         Other employee benefits                                               87                  65
         Other                                                                257                 146
       ----------------------------------------------------------------------------------------------

           Total                                                            1,645               1,462
       ----------------------------------------------------------------------------------------------

       Deferred tax liabilities:
         Deferred acquisition costs and value of insurance in force           529                 504
         Prepaid pension expense                                                5                   3
         Other                                                                 61                   -
       ----------------------------------------------------------------------------------------------
           Total                                                              595                 507
       ----------------------------------------------------------------------------------------------

       Net deferred tax asset before valuation allowance                    1,050                 955
       Valuation allowance for deferred tax assets                           (100)               (100)
       ----------------------------------------------------------------------------------------------

       Net deferred tax asset after valuation allowance                 $     950             $   855
       ----------------------------------------------------------------------------------------------

       Starting in 1994 and continuing for at least five years, the Company and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated return on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return. The Company has no receivable for unreimbursed credits from its previous allocation agreement with The Travelers Corporation.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13.    FEDERAL INCOME TAXES, Continued

       A net deferred tax asset valuation allowance of $100 million has been established to reduce the net deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of The Travelers Inc. commencing in 1999 or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no net change in the valuation allowance during 1994. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

       The Company has a net deferred tax asset, after the valuation allowance of $100 million, which relates to temporary differences that are expected to reverse as net ordinary deductions except for a deferred tax asset of $319 million which relates to the unrealized loss on fixed maturity investments. Management does not intend to realize the unrealized loss on the fixed maturity investments except to the extent of offsetting capital gains. The Company will have to generate approximately $1.8 billion of taxable income, before reversal of these temporary differences, primarily over the next 10 to 15 years, to realize the remainder of the deferred tax asset, exclusive of the unrealized loss on fixed maturity investments. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future positive taxable income, after the reversal of these deductible temporary differences, in the consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of The Travelers Inc. commencing in 1999. The taxable income of The Travelers Inc. consolidated return, after reversal of the deductible temporary differences, is expected to be at least $1 billion annually. At December 31, 1994, the Company has no ordinary or capital loss carryforwards.

       The "policyholders surplus account", which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $932 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) is approximately $326 million.

       See note 2 for a discussion of the implementation of new principles for accounting for income taxes.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


14.   NET INVESTMENT INCOME


      ------------------------------------------------------------------|------------------------------
      (For the year ended December 31, in millions)             1994    |         1993             1992
      ------------------------------------------------------------------|------------------------------
                                                                        |
      Gross investment income                                           |
      Fixed maturities                                      $  1,253    |     $  1,221         $  1,242
      Mortgage loans                                             534    |          692              868
      Real estate                                                177    |          383              384
      Policy loans                                               112    |          106              109
      Other                                                        7    |         (23)                -
      ------------------------------------------------------------------|------------------------------
                                                               2,083    |        2,379            2,603
      ------------------------------------------------------------------|------------------------------
                                                                        |
      Investment expenses                                        234    |          495              502
      ------------------------------------------------------------------|------------------------------
      Net investment income                                 $  1,849    |     $  1,884         $  2,101
      ------------------------------------------------------------------|------------------------------


15.   INVESTMENTS AND INVESTMENT GAINS (LOSSES)

      Realized investment gains (losses) for the periods were as follows:

      -------------------------------------------------------------------|-----------------------------
      (For the year ended December 31, in millions)             1994     |         1993            1992
      -------------------------------------------------------------------|-----------------------------
                                                                         |
      Realized                                                           |
                                                                         |
      Fixed maturities                                        $   (3)    |      $   182          $  (11)
      Equity securities                                           19     |           14               9
      Mortgage loans                                               -     |          (32)           (386)
      Real estate                                                  -     |         (222)           (400)
      Other                                                       (2)    |           37              41
      -------------------------------------------------------------------|-----------------------------
      Realized investment gains (losses)                      $   14     |      $  (21)          $ (747)
      -------------------------------------------------------------------|-----------------------------


                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follows:

       -------------------------------------------------------------------------------------------------
       (For the year ended December 31, in millions)             1994     |        1993             1992
       -------------------------------------------------------------------|-----------------------------
                                                                          |
       Unrealized                                                         |
                                                                          |
       Fixed maturities                                    $   (1,319)    |      $ (235)          $  146
       Equity securities                                          (25)    |         (17)               6
       Other                                                      165     |          28                4
       -------------------------------------------------------------------|-----------------------------
                                                               (1,179)    |        (224)             156
       Related taxes                                             (412)    |         (83)              53
       -------------------------------------------------------------------|-----------------------------
                                                                          |
       Net unrealized investment gains (losses)                  (767)    |        (141)             103
       Contribution of TIHI                                         -                 5      |         -
       Balance beginning of year                                    7               143      |        40
       --------------------------------------------------------------------------------------|----------
       Balance end of year                                 $     (760)          $     7      |    $  143
       -------------------------------------------------------------------------------------------------

       The initial adoption of FAS 115 resulted in an increase of approximately $232 million (net of taxes) to net unrealized gains in 1994.

       Fixed Maturities

       Proceeds from sales of fixed maturities classified as available for sale were $1.4 billion in 1994, resulting in gross realized gains of $15 million and gross realized losses of $27 million. There were no sales of fixed maturities classified as available for sale in 1993 or 1992 as, in conjunction with the Merger, fixed maturities were first classified as "available for sale" effective December 31, 1993.

       Prior to December 31, 1993, fixed maturities that were intended to be held to maturity were recorded at amortized cost and classified as held for investment. Sales from the amortized cost portfolios have been made periodically. Such sales were $97 million and $195 million in 1993 and 1992, respectively. Gross gains of $7 million and $10 million in 1993 and 1992, respectively, and gross losses of $1 million and $6 million in 1993 and 1992, respectively, were realized on those sales.

       Prior to December 31, 1993, the carrying values of the trading portfolio fixed maturities were adjusted to market value as it was likely they would be sold prior to maturity. At December 31, 1992, these fixed maturities had market values of $4.8 billion. Sales of trading portfolio fixed maturities were $4.0 billion and $642 million in 1993 and 1992, respectively. Gross gains of $165 million and $24 million in 1993 and 1992, respectively, and gross losses of $2 million and $4 million in 1993 and 1992, respectively, were realized on those sales.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued


       The amortized cost and market value of investments in fixed maturities were as follows:


       ------------------------------------------------------------------------------------------------
       December 31, 1994
       ------------------------------------------------------------------------------------------------
                                                                Gross            Gross
                                           Amortized       unrealized       unrealized           Market
       (in millions)                            cost            gains           losses            value
       ------------------------------------------------------------------------------------------------
       Available for sale:
           Mortgage-backed securities -
              CMOs and pass through
              securities                  $    3,779            $   3         $    304       $    3,478
           U.S. Treasury securities
              and obligations of U.S.
              Government and
              government agencies
              and authorities                  3,080                3              306            2,777
           Obligations of states,
              municipalities and
              political subdivisions              87                -                7               80
           Debt securities issued by
              foreign governments                398                -               26              372
           All other corporate bonds          11,225               14              696           10,543
           Redeemable preferred stock             10                -                -               10
       ------------------------------------------------------------------------------------------------
           Total                          $   18,579            $  20         $  1,339       $   17,260
       ------------------------------------------------------------------------------------------------


                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued


      ------------------------------------------------------------------------------------------------
      December 31, 1993
      ------------------------------------------------------------------------------------------------
                                                               Gross            Gross
                                           Carrying       unrealized       unrealized           Market
      (in millions)                           value            gains           losses            value
      ------------------------------------------------------------------------------------------------
      Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                  $    4,219           $   18            $  18       $    4,219
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                  2,807               67                6            2,868
          Obligations of states,
             municipalities and
             political subdivisions             259                9                -              268
          Debt securities issued by
             foreign governments                333                6                -              339
          All other corporate bonds          10,474*             125               29           10,570
          Redeemable preferred stock             20                -                -               20
      Held for investment                        18                -                -               18
      ------------------------------------------------------------------------------------------------
          Total                          $   18,130           $  225            $  53       $   18,302
      ------------------------------------------------------------------------------------------------

      * Before valuation reserves of $67 million.


       The amortized cost and market value of fixed maturities at December 31, 1994, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      ------------------------------------------------------------------------------------------------
      Maturity                                                              Amortized           Market
      (in millions)                                                              cost            value
      ------------------------------------------------------------------------------------------------
      Due in one year or less                                              $    1,217       $    1,197
      Due after 1 year through 5 years                                          4,691            4,434
      Due after 5 years through 10 years                                        5,731            5,310
      Due after 10 years                                                        3,161            2,841
      ------------------------------------------------------------------------------------------------
                                                                               14,800           13,782
      Mortgage-backed securities                                                3,779            3,478
      ------------------------------------------------------------------------------------------------
          Total                                                            $   18,579       $   17,260
      ------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, primarily planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

       At December 31, 1994 and 1993, the Company held CMOs with a market value of $2.2 billion and $2.5 billion, respectively. Approximately 88% of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1994 and 1993. The majority of these are GNMA-backed securities. In addition, the Company held $1.3 billion and $1.9 billion of GNMA, FNMA or FHLMC mortgage-backed securities at December 31, 1994 and 1993, respectively. Virtually all of these securities are rated AAA. The Company also held $927 million and $899 million of securities that are backed primarily by credit card or car loan receivables at December 31, 1994 and 1993, respectively.

       Equity Securities

       The cost and market values of investments in equity securities were as follows:


       ------------------------------------------------------------------------------------------------
       December 31, 1994
       ------------------------------------------------------------------------------------------------
                                                                Gross            Gross
                                                           unrealized       unrealized           Market
       (in thousands)                             Cost          gains           losses            value
       ------------------------------------------------------------------------------------------------
       Common stocks                            $  133         $   19           $   21           $  131

       Nonredeemable preferred stocks               40              -                2               38

       ------------------------------------------------------------------------------------------------
          Total                                 $  173         $   19           $   23           $  169
       ------------------------------------------------------------------------------------------------

       December 31, 1993
       ------------------------------------------------------------------------------------------------

       Common stocks                            $  129         $   22           $    3           $  148

       Nonredeemable preferred stocks               70              3                1               72

       ------------------------------------------------------------------------------------------------
          Total                                 $  199         $   25           $    4           $  220
       ------------------------------------------------------------------------------------------------

      Proceeds from sales of equity securities were $359 million in 1994, resulting in gross realized gains of $24 million and gross realized losses of $6 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Mortgage loans and real estate

       Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market. The Company continues its strategy, adopted in conjunction with the Merger, to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields.

       At December 31, 1994 and 1993, the Company's mortgage loan and real estate held for sale portfolios consisted of the following (in millions):


       ------------------------------------------------------------------------------
                                                                1994             1993
       ------------------------------------------------------------------------------
       Current mortgage loans                               $  4,467         $  5,680
       Underperforming mortgage loans                            471            1,165
       ------------------------------------------------------------------------------
             Total mortgage loans                              4,938            6,845
       ------------------------------------------------------------------------------

       Real estate held for sale                                 383              954
       ------------------------------------------------------------------------------
             Total mortgage loans and real estate           $  5,321         $  7,799
       ------------------------------------------------------------------------------


       Aggregate annual maturities on mortgage loans at December 31, 1994 are as follows:


      -----------------------------------------------------
      (in millions)
      -----------------------------------------------------
      Past maturity                                $    196
      1995                                              708
      1996                                              517
      1997                                              550
      1998                                              614
      1999                                              611
      Thereafter                                      1,742
      -----------------------------------------------------
           Total                                   $  4,938
      -----------------------------------------------------

      Concentrations

      At December 31, 1994 and 1993, the Company had no concentration of credit risk in a single investee exceeding 10% of consolidated shareholder's equity.

      The Company participates in two short-term investment pools maintained by TIG and its subsidiaries. These pools are discussed in note 11.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Included in fixed maturities are below investment grade assets totaling $922 million and $814 million at December 31, 1994 and 1993, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by the internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds, highly leveraged transactions and certain other privately issued bonds that are classified as below investment grade loans.

       The Company also has significant concentrations of investments in the following industries:

       ------------------------------------------------------------------------------------------------
       (in millions)                                                              1994             1993
       ------------------------------------------------------------------------------------------------
       Finance                                                                $  1,241         $  1,442
       Electric utilities                                                        1,222            1,348
       Banking                                                                     953              743
       Oil and gas                                                                 859              651
       ------------------------------------------------------------------------------------------------


       Below investment grade assets included in the totals above, are as follows:


       ------------------------------------------------------------------------------------------------
       (in millions)                                                              1994             1993
       ------------------------------------------------------------------------------------------------
       Finance                                                                   $  75            $  45
       Electric utilities                                                           32               47
       Banking                                                                      21               21
       Oil and gas                                                                  33               38
       ------------------------------------------------------------------------------------------------

       At December 31, 1994 and 1993, significant concentrations of mortgage loans were for properties located in highly populated areas in the states listed below. The amounts are shown below:

       ------------------------------------------------------------------------------------------------
       (in millions)                                                              1994             1993
       ------------------------------------------------------------------------------------------------
       California                                                               $  929         $  1,174
       New York                                                                    558              780
       Florida                                                                     432              588
       Texas                                                                       380              584
       Illinois                                                                    347              485
       ------------------------------------------------------------------------------------------------

       Other mortgage loan investments are fairly evenly dispersed throughout the United States, with no holdings in any state exceeding $273 million and $324 million at December 31, 1994 and 1993, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.   INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Concentrations of mortgage loans by property type at December 31, 1994 and 1993 are shown below:


       -----------------------------------------------------------------------------------------------
       (in millions)                                                             1994             1993
       -----------------------------------------------------------------------------------------------
       Office                                                                $  2,065         $  2,769
       Apartment                                                                1,029            1,635
       Retail                                                                     606              891
       Agricultural                                                               540              643
       Hotel                                                                      402              547
       -----------------------------------------------------------------------------------------------

       Real estate investments are dispersed throughout the United States, with no holdings in any state exceeding $111 million or $191 million at December 31, 1994 or 1993, respectively.

       Real estate assets at December 31, 1994 and 1993 included office properties with carrying values of $205 million and $568 million, respectively.

       The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

       Investment Valuation Reserves

       At December 31, 1994, 1993 and 1992, total investment valuation reserves, which are deducted from the applicable investment carrying values in the consolidated balance sheet, were as follows:


      -------------------------------------------------------------------------------------------------
      (in millions)                                             1994    |         1993             1992
      ------------------------------------------------------------------|------------------------------
                                                                        |
      Beginning of year                                        $  67    |     $  1,417         $    864
      Increase                                                     -    |          195              821
      Impairments, net of gains/recoveries                         -    |         (602)            (268)
      FAS 115/Purchase accounting adjustment                     (67)   |         (943)               -
      -------------------------------------------------------------------------------------------------
      End of year                                              $   -          $     67    |    $  1,417
      -------------------------------------------------------------------------------------------------

       At December 31, 1993, investment valuation reserves were comprised of $67 million for securities. Increases in the investment valuation reserves are reflected as realized investment losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


15.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       Nonincome Producing

       Investments included in the consolidated balance sheets that were nonincome producing for the preceding 12 months were as follows:


       -----------------------------------------------------------------------------------------------
       (in millions)                                                             1994             1993
       -----------------------------------------------------------------------------------------------
       Mortgage loans                                                          $  127          $   249
       Real estate                                                                 73              147
       Fixed maturities                                                             6               24
       -----------------------------------------------------------------------------------------------
       Total                                                                   $  206          $   420
       -----------------------------------------------------------------------------------------------

       Restructured

       The Company has mortgage loans and debt securities which were restructured at below market terms totaling approximately $259 million and $796 million at December 31, 1994 and 1993, respectively. At December 31, 1993, the Company's restructured assets are recorded at purchase accounting value. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans amounted to $52 million in 1994 and $121 million in 1993. Interest on these assets, included in net investment income, aggregated $17 million and $52 million in 1994 and 1993, respectively.

16.    LIFE AND ANNUITY DEPOSIT FUNDS AND RESERVES

       At December 31, 1994, the Company has $23.2 billion of life and annuity deposit funds and reserves. Of that total, $11.6 billion are not subject to discretionary withdrawal based on contract terms and related market conditions. The remaining $11.6 billion are for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal are $1.9 billion of liabilities that are surrenderable with market value adjustments. An additional $5.7 billion of the life insurance and individual annuity liabilities are subject to discretionary withdrawals with an average surrender charge of 5.5%. Another $1.4 billion of liabilities are surrenderable at book value over 5 to 10 years. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $2.6 billion of liabilities are surrenderable without charge. Approximately 30% of these liabilities relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


17.    RESTRUCTURING COSTS

       During 1992, the Company announced a series of organizational restructuring initiatives associated with its plan to streamline its business and corporate operations. These initiatives have been substantially completed. These initiatives resulted in a pretax charge in 1992 of $151 million, consisting of $96 million for severance, benefits, accrued vacation and outplacement costs, $5 million for relocation costs due to consolidation efforts, $19 million for lease costs, $15 million for writeoff of goodwill related to identified divestitures and $16 million of miscellaneous other costs.

18.    RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
       PROVIDED BY OPERATING ACTIVITIES

       In the first quarter of 1992, the Company changed its presentation of cash flows from operating activities from the indirect method to the direct method. The following table reconciles net income (loss) to net cash provided by operating activities:


       ------------------------------------------------------------------------------------------------
       (For the year ended December 31, in millions)            1994   |          1993             1992
       ----------------------------------------------------------------|-------------------------------
                                                                       |
       Net income (loss)                                      $  545   |    $      141          $  (381)
          Reconciling adjustments                                      |
           Realized gains (losses)                               (14)  |            21              747
           Deferred federal income taxes                         276   |           (78)            (340)
           Amortization of deferred policy acquisition                 |
             costs and value of insurance in force               284   |            55               61
           Additions to deferred policy acquisition costs       (429)  |             5               (2)
           Trading account investments,                                |
             (purchases) sales, net                                -   |        (1,576)            (364)
           Investment income accrued                              17   |             1               29
           Premium balances receivable                             9   |            41                3
           Insurance reserves and accrued expenses               165   |           542              (81)
           Restructuring reserves                                  -   |           (79)             121
           Cumulative effects of changes in                            |
             accounting principles                                 -   |             -             (224)
           Other, including investment valuation reserves              |
             in 1993 and 1992                                   (136)  |          (445)             487
       ----------------------------------------------------------------|-------------------------------
                                                                       |
          Net cash provided by (used in)                               |
              operating activities                            $  717   |    $  (1,372)          $    56
       ------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


19.   NONCASH INVESTING AND FINANCING ACTIVITIES

      Significant noncash investing and financing activities include: a) the 1994 exchange of $23 million of TIHI's investment in The Travelers Inc. common stock for $35 million of The Travelers Inc. nonredeemable preferred stock; b) the acquisition of real estate through foreclosures of mortgage loans amounting to $229 million, $563 million and $753 million in 1994, 1993 and 1992, respectively; c) the acceptance of purchase money mortgages for sales of real estate aggregating $96 million, $190 million and $72 million in 1994, 1993 and 1992, respectively; d) the 1993 contribution of TIHI by The Travelers Inc. (see note 3); e) the 1993 contribution of $400 million of bond investments by The Travelers Corporation (see note 6); f) increases in investment valuation reserves in 1993 and 1992 for securities, mortgage loans and/or investment real estate (see note 15); g) the 1993 transfer of $352 million of mortgage loans and bonds from the Company's general account to two separate accounts; and h) the contribution in 1992 of Transport Life Insurance Company's preferred provider and third party administrator organizations by The Travelers Corporation (see note 3).

                                  PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.     Other Expenses of Issuance and Distribution

Registration Fees:  $50,000 for $200,000,000 in interests of Modified
                    Guaranteed Annuity Contracts

Estimate of Printing Costs:  $9,000.00

Cost of Independent Accountants: $8,000.00

Item 15.     Indemnification of Directors and Officers

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporations obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 16. Exhibits

(a)  Exhibits

     *4. Instruments Defining the Rights of Security Holders. (Copies of the Modified Guaranteed Annuity Contracts are incorporated herein by reference to Exhibits 4(a) and 4(b) to the Registration Statement on Form S-1, File No. 33-3094, February 3, 1986, and
          Exhibit 4(c) to the Registration Statement on Form S-1, File No. 33-33691, April 6, 1990.)

      5.  Opinion Re:  Legality, Including Consent.

    *10.  Material Contracts.

          a. Restated Second Amended General Agency Agreement (SAGAA) dated as of November 1, 1989 by and among Primerica Life Insurance Company (formerly Massachusetts Indemnity Life Insurance Company; hereinafter "Primerica Life"), A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to Exhibit
             10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990 (File No. 1-9924) (the "Primerica 1990 10-K").

          b. Restated First Amendment to SAGAA dated as of November 1, 1989, by and among Primerica Life, A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by reference to
             Exhibit 10.16 to the Primerica 1990 10-K.

          c. Master Agreement, dated as of September 1, 1994, between the Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to Exhibit 10.03 to The Travelers Insurance Companys Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

          d. Group Life Insurance and Related Businesses Acquisition Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and The Travelers Insurance Company of Illinois, incorporated by reference to Exhibit 10.04 to The Travelers Insurance Companys Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

  23(a). Consent of Coopers & Lybrand L.L.P., Independent Accountants, to the inclusion in this Form S-2 of their reports on the Company's statements contained in Form 10-K (as incorporated by reference herein), and to the reference in the Prospectuses to such firm as "Experts" in accounting and auditing.

  23(b). Consent of KPMG Peat Marwick LLP, Independent Auditors, to the inclusion in this Form S-2 of their reports on the Company's financial statements contained in Form 10-K (as incorporated by reference herein), and to the reference in the Prospectuses to such firm as "Experts" in accounting and auditing.

  23(c). Consent of Counsel (see Exhibit 5).

  24(a). Power of Attorney authorizing Jay S. Fishman as signatory for
         Donald T. DeCarlo.

 *24(b). Powers of Attorney authorizing Jay S. Fishman as signatory for Marc
         P. Weill, James F. Calvano, Irwin R. Ettinger, Michael A. Carpenter and James L. Morgan. (Incorporated herein by reference to Exhibit 24 to Registration Statement on Form S-2, File No. 33-89812, filed on February 27, 1995.)

 *24(c). Powers of Attorney authorizing Jay S. Fishman as signatory for
         Robert I. Lipp and Charles O. Prince, III. (Incorporated herein by reference to Exhibit 24 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-2 filed on April 11, 1994).



*        Incorporated herein by reference.


Item 17.    Undertakings

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

(a)   Rule 415 offerings:

      1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

         a. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         b. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         c. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h)   Requests for Acceleration of Effective Date:

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered,the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on April 21, 1995.


                      THE TRAVELERS INSURANCE COMPANY
                                 (Registrant)


                                           By: /s/Jay S. Fishman
                                               Jay S. Fishman
                                               Chief Financial Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 21, 1995.


*ROBERT I. LIPP                          Director, Chairman and President
(Robert I. Lipp)                         (Principal Executive Officer)

/s/JAY S. FISHMAN                        Director and Chief Financial Officer
 (Jay S. Fishman)

*CHARLES O. PRINCE, III                  Director
(Charles O. Prince, III)

*MARC P. WEILL                           Director
(Marc P. Weill)

*IRWIN R. ETTINGER                       Director
 (Irwin R. Ettinger)

*MICHAEL A. CARPENTER                    Director
(Michael A. Carpenter)

*DONALD T. DeCARLO                       Director
 (Donald T. DeCarlo)

/s/JAMES L. MORGAN                       Senior Vice President - Finance
 (James L. Morgan)                       and Chief Accounting Officer



*By:          /s/Jay S. Fishman
      Jay S. Fishman, Attorney-in-Fact

                              EXHIBIT INDEX



Exhibit
  No.    Description                                           Method of Filing

  4 Instruments Defining the Rights of Security Holders (Copies of the Modified Guaranteed Annuity
         Contracts are incorporated herein by reference to Exhibits 4(a) and 4(b) to the Registration Statement on Form S-1, File No. 33-3094, February 3, 1986, and Exhibit 4(c) to the Registration Statement on Form S-1, File No. 33-33691, April 6, 1990.)

  5      Opinion Re: Legality, Including Consent.              Electronically

 10      Material Contracts.

         a. Restated Second Amended General Agency
            Agreement (SAGAA) dated as of November 1,
            1989 by and among Primerica Life Insurance
            Company (formerly Massachusetts Indemnity
            Life Insurance Company; hereinafter "Primerica Life"), A.L. Williams & Associates, Inc. and Arthur L. Williams, Jr., incorporated by refer-ence to Exhibit 10.15 to the Annual Report on Form 10-K of The Travelers Inc. (formerly Primerica Corporation) for the fiscal year ended December 31, 1990 (File No. 1-9924) (the "Primerica 1990 10-K").

         b. Restated First Amendment to SAGAA dated as of November 1, 1989, by and among Primerica Life,
            A.L. Williams & Associates, Inc. and Arthur L.
            Williams, Jr., incorporated by reference to
            Exhibit 10.16 to the Primerica 1990 10-K.

         c. Master Agreement, dated as of September 1, 1994, between the Company and Metropolitan Life Insurance Company ("MetLife"), incorporated by reference to
            Exhibit 10.03 to The Travelers Insurance Companys Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

         d. Group Life Insurance and Related Businesses Acquisition Agreement, dated as of September 1, 1994, among MetLife, the Company, The Travelers Indemnity Company of Rhode Island and The Travelers Insurance Company of Illinois, incorporated by reference to Exhibit 10.04 to The Travelers Insurance Companys Form 10-Q for the quarter ended September 30, 1994, File No. 33-33691, filed on November 14, 1994.

Exhibit
  No.    Description                                           Method of Filing

23(a)    Consent of Coopers & Lybrand L.L.P., Independent      Electronically
         Accountants, to the inclusion in this Form S-2 of their reports on the Company's financial statements contained in Form 10-K (as incorporated by reference herein), and to the reference in the Prospectuses to such firm as "Experts" in accounting and auditing.

23(b)    Consent of KPMG Peat Marwick LLP, Independent         Electronically
         Auditors, to the inclusion in this Form S-2 of their reports on the Company's financial statements contained in Form 10-K (as incorporated by reference herein), and to the reference in the Prospectuses to such firm as "Experts" in accounting and auditing.

23(c)    Consent of Counsel (see Exhibit 5).                   Electronically

24(a)    Power of Attorney authorizing Jay S. Fishman          Electronically
         as signatory for Donald T. DeCarlo.

24(b) Powers of Attorney authorizing Jay S. Fishman as signatory for Marc P. Weill, James F. Calvano,
         Irwin R. Ettinger, Michael A.Carpenter and
         James L. Morgan. (Incorporated herein by reference to Exhibit 24 to Registration Statement on Form S-2, File No. 33-89812, filed on February 27, 1995.)

24(c) Powers of Attorney authorizing Jay S. Fishman as signatory for Robert I. Lipp and Charles O.
         Prince, III. (Incorporated herein by reference to Exhibit 24 to Post-Effective Amendment No. 5 to the
         Registration Statement on Form S-2 filed on
         April 11, 1994).